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This prospectus supplement and the related prospectus relate to an effective registration statement under the Securities Act of 1933, as amended, but is not complete and may be changed. This prospectus is not an offer to sell these securities and we are not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

PROSPECTUS SUPPLEMENT (Subject to Completion) Issued November 4, 2002

(To Prospectus dated December 11, 2001)

                             Shares

COMMON STOCK

We are offering                             shares of our common stock.

Our common stock is listed on the New York Stock Exchange under the symbol "AOC." On November 1, 2002, the last reported sale price of our common stock on the New York Stock Exchange was $16.64 per share.

Investing in our common stock involves risks. See "Risk Factors" beginning on page S-9.

PRICE $             A SHARE

	Price to Public	Underwriting Discounts and Commissions		Proceeds to Aon
Per Share	$		$		$
Total	$500,000,000	$		$

We have granted the underwriters the right to purchase up to an additional               shares of common stock to cover over-allotments.

The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities, or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Morgan Stanley & Co. Incorporated expects to deliver the shares to purchasers on November     , 2002.

MORGAN STANLEY	WILLIAM BLAIR & COMPANY

November     , 2002

Prospectus Supplement

Prospectus

IMPORTANT NOTICE ABOUT INFORMATION IN THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS

        This document is in two parts. The first part is this prospectus supplement, which describes the terms of the offering and also adds to and updates information contained in the accompanying prospectus and the documents incorporated by reference in this prospectus supplement and related prospectus. The second part is the accompanying prospectus, which gives more general information, some of which may not apply to this offering.

        If the description of this offering varies between this prospectus supplement and the accompanying prospectus, you should rely on the information in this prospectus supplement.

        You should rely only on the information contained or incorporated by reference in this document. We have not authorized anyone to provide you with information that is different. This document may only be used where it is legal to sell these securities. The information in this document is only accurate as of the date of this prospectus supplement and the date of the accompanying prospectus, regardless of the time of delivery of this prospectus supplement or any sale of the shares of common stock.

        Unless otherwise indicated, all references in this prospectus supplement and the accompanying prospectus to "Aon," "we," "us," "our" or similar terms refer to Aon Corporation together with its subsidiaries.

PROSPECTUS SUPPLEMENT SUMMARY

        This summary highlights information about Aon Corporation and this offering. Because this is a summary, it may not contain all the information you should consider before investing in our common stock. You should read carefully this entire prospectus supplement and the accompanying prospectus, together with the documents incorporated by reference in this prospectus supplement and related prospectus.

Aon CORPORATION

Overview

        We are a leading provider of insurance brokerage, human capital consulting and specialty insurance products and services. We are the second largest insurance broker in the world and a leader in many sectors of the industry. We are the largest reinsurance broker and the leading manager of captive insurance companies worldwide. In the United States, we rank first in multiline claims servicing, wholesale brokerage and managing general underwriting. These rankings are based upon surveys compiled and reports printed by Business Insurance.

        As an insurance broker, we serve as an intermediary, advisor and service provider in virtually every facet of the property and casualty insurance market. Our in-depth product knowledge, industry and market expertise and the scope of our global distribution network are major competitive advantages that support our various brokerage and risk management services. In our role as a broker, we do not assume underwriting risk and we do not incur insurance policy claims or catastrophic losses.

        We are a leading human capital consulting firm, currently ranking sixth among the world's largest employee benefits consulting organizations. Our consulting business, which focuses on assisting clients in improving the productivity of their workforces, falls into five major practice groups: employee benefits, compensation, management consulting, outsourcing and communication.

        Our insurance underwriting businesses offer supplemental accident, health and life insurance, as well as extended warranty and casualty insurance products and services. We believe that, based on our relationships with over 4,000 retail automobile dealers and several leading retailers of consumer goods, we are the largest independent provider of extended warranties in the world. In addition, we are the fifth largest provider of individual, non-cancelable accident and health insurance policies in the United States and the second largest provider of individual health coverages in Canada, according to A.M. Best and Canadian Insurance, respectively.

        We have 550 offices in over 125 countries and nearly 53,000 professionals and employees who serve millions of clients, policyholders and warrantyholders. Our revenues are well diversified by industry, geography, product and service.

Our Business Strategies and Competitive Strengths

        We believe that we have strong competitive advantages that will enable us to grow each of our businesses. In particular, we believe that we are well-positioned to capture the increasing demand for professional insurance brokerage, risk management, human capital consulting, outsourcing and underwriting products and services.

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  We have one of two global franchises in the global insurance and reinsurance brokerage business that positions us to benefit from companies demanding more sophisticated capital and risk management solutions.

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  We have a leading and growing human capital consulting practice that addresses the expanding human resource management needs of clients ranging from multi-nationals to small companies.

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  We have complementary risk management and outsourcing businesses that include a diverse set of fee- and commission-based products and services, often under long-term contracts.

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  We have a global distribution network that provides us greater opportunities to meet the needs of multi-national companies and a competitive advantage in bringing innovative solutions to clients.

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  We have a high quality specialty insurance business that is re-focusing on its historical core products and services.

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  We have an experienced management team with significant equity ownership.

RECENT DEVELOPMENTS

Third Quarter and Nine Months Earnings

        Third quarter 2002 reported earnings increased to $0.46 per share from $0.26 per share in third quarter 2001. Operating segment reported revenues for third quarter were up 17% year-over-year reflecting strong demand for our services and products.

        Insurance Brokerage and Other Services.    Insurance Brokerage and Other Services segment third quarter reported revenue grew 19% to $1.3 billion compared with $1.1 billion in 2001. Organic revenue growth was 18% in the quarter, up from 10% in second quarter 2002, driven by U.S. and international retail, reinsurance and wholesale brokerage. Core brokerage organic revenue growth was 21% for the third quarter, up from 10% in second quarter 2002. Core brokerage includes worldwide retail, reinsurance, wholesale and specialty brokerage, and managing underwriting and claims businesses. It excludes administration services primarily related to our underwriting businesses. Investment income decreased $6 million to $40 million in the third quarter, primarily due to declining interest rates.

        Excluding World Trade Center (WTC) related items, third quarter 2002 brokerage segment pretax income increased 20% to $183 million compared with $153 million in third quarter 2001. Pretax margins excluding WTC items were 13.8% for 2002 and 2001. Core brokerage margins excluding the WTC related items were 15.4% and 14.5%, respectively, for third quarter 2002 and 2001. Comparable nine months core brokerage results were 14.3% and 17.0%.

        In third quarter 2002, we recorded an $18 million pretax gain ($0.04 per share) for a partial recovery of depreciable assets destroyed on September 11, 2001. The gain represented the difference between insurance recoveries and the net book value of destroyed assets.

        We are continuing the normal process of presenting insurance claims to our property and other insurers for losses related to extra expense, business interruption and other coverages. Significant additional recoveries and gains are expected in future quarters for insurance claims that have been, or will be, filed with our property and other insurers.

        Consulting.    Consulting segment revenue rose 16% to $269 million from $232 million in the year-ago third quarter. This increase primarily reflects organic revenue growth of 15% driven by new outsourcing business. Pretax income was $26 million compared with $29 million in third quarter 2001 and the pretax margin was 9.7% compared with 12.5% in the year-ago quarter.

        The consulting segment is comprised of several major groups: employee benefits, compensation, management consulting, human resource communications and outsourcing. Third quarter results were significantly impacted by sizeable new outsourcing contracts that are expected to provide very favorable returns over the life of the multi-year agreements. The recognition of revenues and expenses, however, will significantly influence financial results over the contract period:

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  revenues are recorded on a gross basis, inclusive of amounts ultimately paid to subcontractors, and are recorded ratably over the life of the contract; and

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  up-front investment costs to support the new business causes pretax margins to be significantly lower in the early years of the multi-year contracts compared with the later years when margins increase.

        A significant portion of the up-front investment costs incurred for the new outsourcing contracts can be leveraged to handle increased business volume as more accounts are added.

        Insurance Underwriting.    Insurance Underwriting segment reported revenue increased 14% to $646 million in third quarter 2002, up from $565 million in third quarter 2001. Organic premium growth primarily from newer accident and health insurance programs drove the increase. Third quarter investment income decreased $15 million from the prior year period, mostly due to reduced interest rates. Insurance Underwriting segment organic revenue growth, based on written premium, was 10% for the third quarter.

        Excluding WTC related items, third quarter 2002 insurance underwriting pretax income was $41 million compared with $80 million a year ago with pretax margins of 6.3% and 14.2%, respectively. These declines were due in part to staff buildup costs for specialty property and casualty underwriting. The costs related to new resources exceeded specialty property and casualty premiums earned. We have decided not to spin-off or sell our major underwriting businesses. They will be operated with a focus on improved profitability.

        The loss of certain warranty accounts, the decline in investment income and an increased payout of benefits compared to net premiums earned contributed to the income and margin declines.

        Corporate and Other.    Corporate and Other segment revenue was $8 million in the quarter versus $3 million a year ago. The Corporate and Other segment pretax loss was $51 million compared with a pretax loss of $76 million in the prior year quarter, due primarily to the elimination of goodwill amortization. General expenses included corporate overhead costs related to the creation of Combined Specialty Group, Inc.

        In first quarter 2002, we adopted Financial Accounting Standards Board (FASB) Statement No. 142, Goodwill and Other Intangible Assets, effective January 1, 2002. The amortization of goodwill is no longer included in our reported earnings per share. As previously reported, no impairment charges resulted from the adoption of Statement No. 142. Goodwill amortization expense was $30 million ($0.10 per share) in third quarter 2001 with no comparable expense in 2002.

        Consolidated Results.    Consolidated revenue increased 17% to $2.2 billion in the third quarter from $1.9 billion the prior year quarter. Consolidated revenue for nine months 2002 was $6.5 billion, up 14% from $5.6 billion in 2001.

        WTC charges/credits and special charges/credits related to the business transformation and spin-off plans factored into the period comparisons. Excluding these items, third quarter 2002 and 2001 dilutive earnings per share were $0.42 and $0.38, respectively, and $1.00 and $1.05 for nine months.

        Comparisons were also impacted by a favorable $0.11 per share one-time tax item and an unfavorable $0.13 per share cumulative adjustment for other than temporary impairment investment losses for the 2002 nine month period. When further adjusting for these items, nine months dilutive earnings per share were $1.02 and $1.05, respectively, for 2002 and 2001.

        In addition, nine months 2002 earnings included one-time expense items for losses from an alleged fraud and breach of contract by National Program Services, Inc. (NPS) ($0.08 per share) and non-claim litigation reserve items ($0.03 per share). Both of these items were reported in the Insurance Underwriting segment.

        Balance Sheet.    Stockholders' equity at September 30, 2002 was approximately $3.7 billion, up from $3.5 billion at year-end 2001. Book value per share at September 30, 2002 increased to approximately

$13.60 from $12.82 at December 31, 2001. Total debt was $2.2 billion at the end of third quarter 2002 compared with $2.0 billion at the end of 2001.

        Short-term and fixed-maturity investments at September 30, 2002 comprised 88% of our investment portfolio compared with 82% at September 30, 2001. More than 93% of the fixed income securities portfolio are investment grade. Additionally, deposit contract liabilities declined 68% ($564 million) over the past year to $263 million at quarter end. At September 30, 2002, our total debt and preferred securities as a percentage of capital was 45%.

Pension Obligations

        The decline of worldwide financial markets has negatively impacted the fair value of the assets included in our pension plans. We currently estimate that this will cause an after-tax increase to the minimum pension liability and a commensurate reduction in 2002 year end stockholders' equity of approximately $450 million to $550 million. We measure the pension obligations for the international pension plans using a September 30 measurement date. This non-cash adjustment will not affect 2002 earnings. For 2003, our pension expense is projected to increase by approximately $130 million to $160 million as compared to amounts recorded in 2002. Cash contributions are expected to be approximately $60 million to $90 million for 2003.

Insurance Underwriting Businesses

        When we reported second quarter results, we announced we were continuing to study alternatives to sell or partially spin-off our underwriting operations. At that time, a prompt sale of all or part of our underwriting operations, at an acceptable price, was believed to be achievable within a reasonable timeframe, especially given unsolicited buying interest in the past. While we received indications of interest in our underwriting businesses, none were in an acceptable price range due to the unfavorable mergers and acquisitions environment. Proceeds from a sale of such businesses would have allowed us to pay down short-term debt but it would have resulted in unacceptable dilution. A spin-off of part of our underwriting operations was also determined to be impractical due to capital requirements.

        As a result of this decision, we will not pursue a specialty property and casualty underwriting strategy. We will have costs associated with original build-up plans during the fourth quarter. We are supporting the management team in pursuing other opportunities.

Dividends

        On October 31, 2002, our board of directors declared a quarterly cash dividend of $0.15 per share payable to common stockholders of record on November 8, 2002. The dividend will be paid on November 20, 2002.

Capital Raising Plan

        In addition to this offering of common stock, we expect to raise an additional $400 million to $500 million of debt financing to replace existing debt in order to extend maturities.

        The mailing address of our principal executive offices is 200 East Randolph Street, Chicago, Illinois 60601, and the telephone number of our principal executive offices is (312) 381-1000.

THE OFFERING

Common stock offered	shares
Common stock to be outstanding after the offering	shares
Over-allotment option	shares
Use of proceeds
We expect to receive approximately $ in net proceeds from this offering. We expect to use the net proceeds from this offering to repay a portion of our outstanding short-term indebtedness, including commercial paper. See "Use of Proceeds."
Dividends
On October 31, 2002, our board of directors declared a cash dividend of $0.15 per share that is payable on November 20, 2002 to common stockholders of record at the close of business on November 8, 2002. See "Price Range of Our Common Stock and Dividend Policy."
New York Stock Exchange symbol	"AOC"

        If the underwriters exercise their over-allotment option in full, the total number of shares of common stock outstanding after the offering will be                        . Unless otherwise noted, we assume in this prospectus supplement that the underwriters will not exercise their over-allotment option.

        The number of shares of common stock shown above to be outstanding after the offering is based on the number of shares outstanding on October 31, 2002 and excludes:

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  unissued shares reserved under various employee compensation plans including:

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  24,457,214 shares issuable upon exercise of stock options and awards granted under our stock option plans, at a weighted average exercise price of $32.55 per share, and an additional 6,509,630 shares issuable upon the vesting of additional stock options and awards granted under our stock option plans; and

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  18,176,065 shares reserved for issuance pursuant to stock options and awards not yet granted under our current stock option plans.

SUMMARY FINANCIAL DATA

	Year Ended December 31,					Six Months Ended June 30,
	1997	1998	1999	2000	2001	2001	2002(1)
	(in millions, except per share data)
Income Statement Data:
Revenue
Brokerage commissions and fees	$3,605	$4,197	$4,639	$4,946	$5,436	$2,628	$2,954
Premiums and other	1,646	1,706	1,854	1,921	2,027	1,000	1,173
Investment income	500	590	577	508	213	100	83

Total revenue	5,751	6,493	7,070	7,375	7,676	3,728	4,210
Expenses
General expenses(2)	4,176	4,457	5,214	5,190	5,813	2,919	3,134
Benefits to policyholders	842	896	973	1,037	1,111	552	705
Interest expense	70	87	105	140	127	67	59
Amortization of intangible assets	121	122	143	154	158	78	25
Unusual charges—World Trade Center	—	—	—	—	158	—	—

Total expenses	5,209	5,562	6,435	6,521	7,367	3,616	3,923

Income before tax, minority interest and accounting change	542	931	635	854	309	112	287
Net income available for common stockholders	287	538	349	471	144	47	159
Net income per share:
Basic	1.14	2.11	1.35	1.81	0.54	0.18	0.58
Dilutive	1.12	2.07	1.33	1.79	0.53	0.17	0.57
Other Data:
Special charges(2)	172	—	313	82	218	218	2
Pre-tax margin	9.4%	14.3%	9.0%	11.6%	4.0%	3.0%	6.8%
Segment Data:
Insurance Brokerage and Other Services
Pre-tax income	$304	$663	$493	$690	$524	$204	$329
Pre-tax margin	9.4%	17.5%	11.9%	15.8%	11.2%	9.0%	13.0%
Consulting
Pre-tax income (loss)	$45	$68	$(42)	$106	$126	$48	$50
Pre-tax margin	8.1%	11.1%	(6.4)%	13.8%	13.4%	10.9%	10.4%
Insurance Underwriting
Pre-tax income	$278	$283	$290	$300	$150	$123	$62
Pre-tax margin	15.0%	14.5%	13.8%	13.8%	6.7%	11.0%	4.9%
Corporate
Pre-tax loss	$(85)	$(83)	$(106)	$(242)	$(491)	$(263)	$(154)
	As of June 30, 2002
	Actual	As Adjusted
Balance Sheet Data:
Total assets	$24,591
Short-term borrowings	292
Notes payable	1,816
Redeemable preferred stock	50
Company-obligated mandatorily redeemable preferred capital securities	800
Total stockholders' equity	3,691

(1)
In the first quarter of 2002, we adopted Financial Accounting Standards Board (FASB) Statement No. 142, Goodwill and Other Intangible Assets, effective January 1, 2002. Beginning in 2002, amortization of goodwill is no longer included in our reported earnings per share.

(2)
Special charges are included in general expenses. In 1997, 2000 and 2001, special charges primarily relate to the restructuring of worldwide retail brokerage operations. In 1999, special charges primarily relate to the one-time establishment of significant reserves for certain litigation matters, the remainder of which relates to restructuring charges.

RISK FACTORS

        Before investing in our common stock, you should carefully consider the risks described below and the other information included or incorporated by reference in this prospectus supplement and the accompanying prospectus.

Risks Related to Our Business and the Insurance Industry

  Our results may fluctuate as a result of many factors, including cyclical changes in the insurance and reinsurance industries.

        Our results historically have been subject to significant fluctuations arising from uncertainties in the insurance industry. Changes in premium rates affect not only the potential profitability of our underwriting businesses but also generally affect the commissions and fees payable to our brokerage businesses. In addition, insurance industry developments that can significantly affect our financial performance include factors such as:

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  rising levels of actual costs that are not known by companies at the time they price their products;
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  volatile and unpredictable developments, including weather-related and other natural and man-made catastrophes, including acts of terrorism;
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  changes in levels of capacity and demand, including reinsurance capacity; and
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  changes in reserves resulting from the general claims and legal environments as different types of claims arise and judicial interpretations relating to the scope of insurers' liabilities develop.

  A further decline in the credit ratings of our senior debt and commercial paper may adversely affect our borrowing costs and financial flexibility.

        On several occasions in recent months, the credit rating agencies have lowered the credit ratings of our senior debt and commercial paper. Most recently, on October 31, 2002, Moody's Investors Service lowered its rating on our senior debt to the current rating of Baa2 from Baa1. Moody's also placed the rating of our senior debt and the P-2 rating of our commercial paper under review for possible future downgrade. On October 31, 2002, Standard & Poor's Ratings Services placed its A- rating on our senior debt on CreditWatch with negative implications. As a result of the actions taken by the rating agencies on October 31, 2002, we have been required, in lieu of our existing guarantees, to fund an aggregate of approximately $43 million with respect to our automobile finance securitizations. A further downgrade in the credit ratings of our senior debt and commercial paper will increase our borrowing costs and reduce our financial flexibility.

        Any such further downgrade, which may occur if this offering is not consummated, may trigger a further obligation of our company to fund an aggregate of up to $265 million with respect to our premium finance and automobile finance securitizations, which amount we expect will decline over time as the outstanding automobile finance securitizations run down. Moreover, some of our debt instruments, such as our floating rate notes due 2003 ($150 million of which are outstanding) and our 6.20% notes due 2007 ($250 million of which are outstanding), expressly provide for interest rate increases in the case of certain ratings downgrades. Similarly, any such downgrade would increase our commercial paper interest rates or may result in our inability to access the commercial paper market altogether. If we cannot access the commercial paper market, although we have committed backup lines in excess of our currently outstanding commercial paper borrowings, we cannot assure you that it would not adversely affect our financial position. As of October 31, 2002, we had approximately $715.6 million of commercial paper outstanding. We intend to use the proceeds from this offering to repay a portion of our short-term indebtedness, including commercial paper. See "Use of Proceeds" in this prospectus supplement. A downgrade in the credit ratings of our senior debt may also adversely affect the claims-paying ability or financial strength ratings of our insurance company subsidiaries. See "A decline in the financial strength or claims-paying ability ratings of our insurance underwriting subsidiaries may increase policy cancellations and negatively impact new sales of insurance products" below.

  We face significant competitive pressures in each of our businesses.

        We believe that competition in our lines of business is based on service, product features, price, commission structure, financial strength, claims paying ability ratings and name recognition. In particular, we compete with Marsh & McLennan Companies, Inc., another provider of global risk management services, as well as a large number of insurance companies and other financial services providers, brokers and, with respect to our extended warranty business, third-party administrators, manufacturers and distributors.

        Some of our underwriting competitors have penetrated more markets and offer a more extensive portfolio of products and services and have more competitive pricing than we do, which can adversely affect our ability to compete for business. Some underwriters also have higher claims paying ability ratings and greater financial resources with which to compete and are subject to less government regulation than our underwriting operations.

        We encounter strong competition in the risk and insurance services business from other insurance brokerage firms which also operate on a nationwide or worldwide basis, from a large number of regional and local firms in the United States, the European Union and in other countries and regions, from insurance and reinsurance companies that market and service their insurance products without the assistance of brokers or agents and from other businesses, including commercial and investment banks, accounting firms and consultants that provide risk-related services and products.

        In addition, the increase in competition due to new legislative or industry developments could adversely affect us. These developments include:

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  an increase in capital-raising by insurance underwriting companies, which could result in new entrants to our markets and an influx of capital into the industry;
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  the selling of insurance by insurance companies directly to insureds;
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  the enactment of the Gramm-Leach-Bliley Act of 1999, which, among other things, permits financial institutions, such as banks and savings and loans, to sell insurance products, and also could result in new entrants to our markets;
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  the establishment of programs in which state-sponsored entities provide property insurance in catastrophe prone areas or other alternative markets types of coverage; and
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  changes in consumer buying practices caused by the Internet.

        New competition as a result of these developments could cause the supply of and demand for our products and services to change, which could adversely affect our results of operations and financial condition.

  A decline in the financial strength or claims-paying ability ratings of our insurance underwriting subsidiaries may increase policy cancellations and negatively impact new sales of insurance products.

        Financial strength and claims-paying ability ratings have become increasingly important factors in establishing the competitive position of insurance companies. These ratings are based upon criteria established by the rating agencies for the purpose of rendering an opinion as to an insurance company's financial strength, operating performance, strategic position and ability to meet its obligations to policyholders. They are not evaluations directed toward the protection of investors, nor are they recommendations to buy, sell or hold specific securities. Periodically, the rating agencies evaluate our insurance underwriting subsidiaries to confirm that they continue to meet the criteria of the ratings previously assigned to them. A downgrade, or the potential for a downgrade, of these ratings could, among other things, increase the number of policy cancellations, adversely affect relationships with brokers, retailers and other distributors of their products and services, negatively impact new sales and adversely affect their ability to compete.

        Combined Specialty Insurance Company (formerly Virginia Surety Company, Inc.), our principal property and casualty insurance company subsidiary, is currently rated "A" (excellent; third highest of 16 rating levels) by A.M. Best Company. Combined Insurance Company of America, the principal insurance subsidiary that underwrites our specialty accident and health insurance business, is currently rated "A" (excellent; third highest of 16 rating levels) by A.M. Best Company, "A-" (good; third highest of nine rating levels and second highest ranking within the level) for financial strength (on CreditWatch with negative implications) by Standard and Poor's Ratings Services and "Baa2" (adequate; fourth highest of nine rating levels and second highest ranking within the level) for financial strength (with negative outlook) by Moody's Investors Service. We cannot assure you that one or more of the rating agencies will not downgrade or withdraw their financial strength or claims-paying ability ratings in the future.

  Changes in interest rates and investment prices could reduce the value of our investment portfolio and adversely affect our financial condition or results.

        Our insurance underwriting subsidiaries carry a substantial investment portfolio of fixed-maturity and equity and other long-term investments. As of June 30, 2002, our fixed-maturity investments (95% of which were investment grade) had a carrying value of $2.0 billion, our equity investments had a carrying value of $292 million and our other long-term investments and limited partnerships had a carrying value of $612 million. Accordingly, changes in interest rates and investment prices could reduce the value of our investment portfolio and adversely affect our financial condition or results.

        For example, changes in domestic and international interest rates directly affect our income from, and the market value of, fixed-maturity investments. Similarly, general economic conditions, stock market conditions and other factors beyond our control affect the value of our equity investments. We monitor our portfolio for "other than temporary impairments" in carrying value. For securities judged to have an "other than temporary impairment," we must recognize a realized loss through the statement of income to write down the value of those securities.

        In the second quarter of 2002, we recognized an other than temporary impairment pre-tax loss of $56 million to reflect impairments existing with respect to prior financial reporting periods, $5 million of which related to the first quarter of 2002. We cannot assure you that we will not have to recognize additional impairment losses in the future, which would negatively affect our financial results.

        Based on discussions with the SEC, we had concluded that certain non-cash other than temporary losses should have been recorded in financial reporting periods prior to the second quarter of 2002. However, we have determined that the impact on prior periods, as well as the impact on estimated earnings for 2002, would not be material. Accordingly, we have recorded the impact in the second quarter of 2002. While we believe our approach to recording the other than temporary impairments is reasonable, the SEC's Division of Corporation Finance could challenge our recording of the other than temporary impairments in the second quarter of 2002 rather than in prior periods. If the SEC decides that we should amend prior period results, the reduction to prior period pretax earnings and related earnings per share would be: 1999—($27 million or $0.06 per share); 2000—($24 million or $0.06 per share); and first quarter 2002—($5 million or $0.01 per share).

        On December 31, 2001, our two major insurance companies sold the vast majority of their limited partnership portfolio, valued at $450 million, to Private Equity Partnership Structures I, LLC, a qualifying special purpose entity. We utilized this qualifying special purpose entity following the guidance contained in Financial Accounting Standards Board Statement No. 140 (Statement No. 140) and other relevant accounting guidance. The common stock interest in Private Equity Partnership Structures I is held by a limited liability company which is owned by one of our subsidiaries (49%) and by a charitable trust, which is not controlled by us, established for victims of the September 11 attacks (51%). Approximately $171 million of investment grade fixed-maturity securities were sold by Private Equity Partnership Structures I to unaffiliated third parties. Private Equity Partnership Structures I then paid our insurance underwriting companies the $171 million in cash and issued to them an additional $279 million in fixed- maturity and preferred stock securities. The fixed-maturity securities our insurance underwriting companies received from Private Equity Partnership Structures I are rated as investment grade by Standard & Poor's Ratings Services. As part of this transaction, our insurance underwriting companies are required to purchase from Private Equity Partnership Structures I additional fixed-maturity securities in an amount equal to the unfunded limited partnership commitments, as they are requested. As of September 30, 2002, these unfunded commitments amount to $110 million, which may be accelerated upon the downgrade of our ratings. If our insurance underwriting companies fail to purchase additional fixed-maturity securities as commitments are drawn down, we have guaranteed their purchase.

        Although the Private Equity Partnership Structures I transaction is expected to reduce the reported earnings volatility historically associated with directly owning limited partnership investments, it will not eliminate our risk of future losses. For instance, we must analyze our preferred stock and fixed-maturity interests in Private Equity Partnership Structures I for other than temporary impairment, based on the valuation of the limited partnership interests held by Private Equity Partnership Structures I and recognize an impairment loss if necessary. In the second quarter of 2002, we recognized an impairment loss of $32 million related to our Private Equity Partnership Structures I preferred stock interests. We cannot assure you that we will not have to recognize additional impairment losses with respect to our Private Equity Partnership Structures I interests in the future.

  Our pension liabilities may continue to grow, which could adversely affect our stockholders' equity or require us to make additional cash contributions to the pension plans.

        To the extent that the present value of the benefits incurred to date for pension obligations in the major countries in which we operate continue to exceed the market value of the assets supporting these obligations, our financial position and results of operations may be adversely affected. Primarily as a result of the decline in the equity markets, some of our defined benefit pension plans, particularly in the United Kingdom, have suffered significant valuation losses in the assets backing the related pension obligation. On October 31, 2002, we announced that, based on current analysis, we expect to incur an after-tax increase to the minimum pension liability and a commensurate reduction in 2002 year-end stockholders' equity of approximately $450 million to $550 million. Current projections also indicate that our 2003 pension expense would increase by approximately $130 million to $160 million compared with 2002 and cash contributions of approximately $60 million to $90 million would be required in 2003. These estimates are based on certain assumptions, including discount rates, interest rates, fair value of assets for some of our plans and expected return on plan assets. Changes in our pension benefit obligations and the related net periodic costs or credits may occur in the future due to any variance of actual results from our assumptions and changes in the number of participating employees. As a result, there can be no assurance that we will not experience future decreases in stockholders' equity or that we will not be required to make additional cash contributions in the future beyond those which have been announced.

  We are subject to a number of contingencies and legal proceedings which, if determined adversely to us, would adversely affect our financial results.

        We are subject to numerous claims, tax assessments and lawsuits that arise in the ordinary course of business. The damages that may be claimed are substantial, including in many instances claims for punitive or extraordinary damages. The litigation naming us as a defendant ordinarily involves our activities as a broker or provider of insurance products or as an employer. It is possible that, if the outcomes of these contingencies and legal proceedings were not favorable to us, it could materially adversely affect our future financial results. In addition, our results of operations, financial condition or liquidity may be adversely affected if in the future our insurance coverage proves to be inadequate or unavailable or there is an increase in liabilities for which we self-insure. For additional information, please see "Business—Legal Proceedings" in this prospectus supplement.

  We are subject to increasing costs arising from errors and omissions claims against us.

        We have experienced an increase in the frequency and severity of errors and omissions claims against us, which has and will continue to substantially increase our risk management expenses. In our insurance brokerage business, we often assist our clients with matters which include the placement of insurance coverage and the handling of related claims. Errors and omissions claims against us may allege our potential liability for all or part of the amounts in question. Errors and omissions claims could include, for example, the failure of our employees or sub-agents, whether negligently or intentionally, to place coverage correctly or notify claims on behalf of clients or to provide insurance carriers with complete and accurate information relating to the risks being insured. It is not always possible to prevent and detect errors and omissions, and the precautions we take may not be effective in all cases. In addition, errors and omissions claims may harm our reputation or divert management resources away from operating our business.

  Our businesses are subject to extensive governmental regulation which could reduce our profitability or limit our growth.

        Our businesses are subject to extensive federal, state and foreign governmental regulation and supervision, which could reduce our profitability or limit our growth by increasing the costs of regulatory compliance, limiting or restricting the products or services we sell or the methods by which we sell our products and services or subjecting our businesses to the possibility of regulatory actions or proceedings.

        With respect to our insurance brokerage businesses, this supervision generally includes the licensing of insurance brokers and agents and third-party administrators and the regulation of the handling and investment of client funds held in a fiduciary capacity. Our continuing ability to provide insurance brokering and third-party administration in the jurisdictions in which we currently operate depends on our compliance with the rules and regulations promulgated from time to time by the regulatory authorities in each of these jurisdictions. Also, we can be affected indirectly by the governmental regulation and supervision of other insurance companies. For instance, if we are providing managing general underwriting services for an insurer we may have to contend with regulations affecting our client. Further, regulation affecting the insurance companies with whom our brokers place business can affect how we conduct those operations.

        Most insurance regulations are designed to protect the interests of policyholders rather than stockholders and other investors. In the United States, this system of regulation, generally administered by a department of insurance in each state in which we do business, affects the way we can conduct our insurance underwriting business. Furthermore, state insurance departments conduct periodic examinations of the affairs of insurance companies and require the filing of annual and other reports relating to the financial condition of insurance companies, holding company issues and other matters.

        Although the federal government does not directly regulate the insurance business, federal legislation and administrative policies in several areas, including employee benefit plan regulation, age, race, disability and sex discrimination, investment company regulation, financial services regulation, securities laws and federal taxation, do affect the insurance industry generally and our insurance underwriting subsidiaries in particular. For example, recently adopted federal financial services modernization legislation and privacy laws, such as the Health Insurance Portability and Accountability Act of 1996 and the Gramm-Leach-Bliley Act (as it relates to the use of medical and financial information by insurers), may result in additional regulatory compliance costs, limit the ability of our insurance underwriting subsidiaries to market their products or otherwise constrain the nature and scope of our operations. With respect to our international operations, we are subject to various regulations relating to, among other things, licensing, currency, policy language and terms, reserves and the amount of local investment. These various regulations also add to our cost of doing business through increased compliance expenses, the financial impact of use of capital restrictions and increased training and employee expenses. Furthermore, the loss of a license in a particular jurisdiction could restrict or eliminate our ability to conduct business in that jurisdiction.

        In all jurisdictions the applicable laws and regulations are subject to amendment or interpretation by regulatory authorities. Generally, such authorities are vested with relatively broad discretion to grant, renew and revoke licenses and approvals, and to implement regulations. Accordingly, we may be precluded or temporarily suspended from carrying on some or all of our activities or otherwise fined or penalized in a given jurisdiction. No assurances can be given that our businesses can continue to be conducted in any given jurisdiction as they have been in the past.

  Our significant global operations expose us to various international risks that could adversely affect our business.

        A significant portion of our operations is conducted outside the United States. Accordingly, we are subject to legal, economic and market risks associated with operating in foreign countries, including:

  •
  the general economic and political conditions existing in those countries;

  •
  imposition of limitations on conversion of foreign currencies or remittance of dividends and other payments by foreign subsidiaries;

  •
  imposition or increase of withholding and other taxes on remittances and other payments by subsidiaries;

  •
  hyperinflation in certain foreign countries;

  •
  imposition or increase of investment and other restrictions by foreign governments;

  •
  longer payment cycles;

  •
  greater difficulties in accounts receivables collection; and

  •
  the requirement of complying with a wide variety of foreign laws.

        Some of our foreign brokerage subsidiaries receive revenues in currencies that differ from their functional currencies. We must also translate the financial results of our foreign subsidiaries into United States dollars. Although we use various derivative financial instruments to help protect against adverse transaction and translation effects due to exchange rate fluctuations, we cannot eliminate such risks, and significant changes in exchange rates may adversely affect our results.

  Our financial results could be adversely affected if our underwriting reserves differ from actual experience.

        We maintain reserves as an estimate of our liability under insurance policies issued by our insurance underwriting subsidiaries. The reserves that we maintain that could cause variability in our financial results consist of (1) unearned premium reserves, (2) policy and contract claim reserves and (3) future policy benefit reserves. Unearned premium reserves generally reflect our liability to return premiums we have collected under policies in the event of the lapse or cancellation of those policies. Under accounting principles generally accepted in the United States, premiums we have collected generally become "earned" over the life of a policy by means of a reduction in the amount of the unearned premium reserve associated with the policy. Unearned premium reserves are particularly significant with respect to our warranty business, given that the premiums we receive for warranty products generally cover an extended period of time. If there are significant lapses or cancellations of these types of policies, or expected losses for existing policies develop adversely and therefore premiums are not earned as expected, it may be necessary to accelerate the amortization of deferred acquisition expenses associated with the policies because these deferred expenses are amortized over the projected life of the policies or establish additional reserves to cover premium deficiencies.

        Policy and contract claim reserves reflect our estimated liability for unpaid claims and claims adjustment expenses, including legal and other fees and general expenses for administering the claims adjustment process, and for reported and unreported losses incurred as of the end of each accounting period. If the reserves originally established for future claims prove inadequate, we would be required to increase our liabilities, which could have an adverse effect on our business, results of operations and financial condition.

        The obligation for policy and contract claims does not represent an exact calculation of liability. Rather, reserves represent our best estimate of what we expect the ultimate settlement and administration of claims will cost. These estimates represent informed judgments based on our assessment of currently available data, as well as estimates of future trends in claims severity, frequency, judicial theories of liability and other factors. Many of these factors are not quantifiable in advance and both internal and external events, such as changes in claims handling procedures, inflation, judicial and legal developments and legislative changes, can cause our estimates to vary. The inherent uncertainty of estimating reserves is greater for certain types of liabilities, where the variables affecting these types of claims are subject to change and long periods of time may elapse before a definitive determination of liability is made. Reserve estimates are periodically refined as experience develops and further losses are reported and settled. Adjustments to reserves are reflected in the results of the periods in which such estimates are changed. Because setting the level of reserves for policy and contract claims is inherently uncertain, we cannot assure you that our current reserves will prove adequate in light of subsequent events.

        Future policy benefit reserves generally reflect our liability to provide future life insurance benefits and future accident and health insurance benefits on guaranteed renewable and non-cancelable policies. Future policy benefit reserves on accident and health and life products have been provided on the net level premium method. These reserves are calculated based on assumptions as to investment yield, mortality, morbidity and withdrawal rates that were determined at the date of issue and provide for possible adverse deviations.

  We may not realize all of the expected benefits from our business transformation plan.

        In the fourth quarter of 2000, we began a comprehensive business transformation plan designed to enhance client service, improve productivity through process redesign and accelerate revenue growth. Outside of U.S. retail brokerage, the plan has been substantially implemented and has delivered the expected benefits, including improved revenue growth and enhanced productivity. Within U.S. retail brokerage, however, we experienced unexpected delays in implementing components of the plan, as well as higher than expected costs. As a result, we cannot assure you that we will realize all of the expected benefits associated with our business transformation plan. In addition, regardless of whether we are able to realize any of the benefits of the business transformation plan, we have incurred significant costs, which have been greater than those planned.

  The perceived conflicts associated with our insurance brokerage and underwriting businesses could limit our growth.

        Historically, we have not been able to fully exploit business opportunities due to the perceived conflicts associated with our insurance brokerage and underwriting businesses. For example, we have refrained from offering our extended warranty products and services through competing insurance brokers. Independent brokers have been reluctant to do business with our insurance underwriting business because they believed that any fees or information provided to us would ultimately benefit our competing brokerage business. These brokers also have been concerned that any information gleaned by our underwriting business regarding their clients and their clients' insurance needs would be shared with our competing brokerage business to solicit new business from these clients. Similarly, competing underwriters have feared that our brokers could share information with our underwriting business in an effort to help secure desirable business or, alternatively, seek price quotes from them only for undesirable business. In the future, these perceived conflicts could limit our ability to expand our product and service offerings and seek new business through independent brokerage channels.

  Each of our business lines may be adversely affected by an overall decline in economic activity.

        The demand for property and casualty insurance generally rises as the overall level of economic activity increases and generally falls as such activity decreases, affecting both the commissions generated by our brokerage business and the premiums generated by our underwriting businesses. In particular, a growing number of insolvencies associated with an economic downturn, especially insolvencies in the insurance industry, could adversely affect our brokerage business through the loss of clients or by hampering our ability to place insurance and reinsurance business. Moreover, the results of our consulting business are generally affected by the level of business activity of our clients, which in turn is affected by the level of economic activity in the industries and markets these clients serve. As our clients become adversely affected by declining business conditions, they may choose to delay or forgo consulting engagements with us.

  Recent and proposed accounting rule changes could negatively affect our financial position and results.

        Recent accounting changes effected and proposals made could negatively affect our financial position or results of operations. Under Financial Accounting Standards Board Statement No. 142 (Statement No. 142), which we adopted on January 1, 2002, goodwill is no longer being amortized, but must instead be tested annually for impairment in its value. Goodwill is the excess of cost over net assets purchased relating to business acquisitions. As of June 30, 2002, we had over $4 billion of goodwill on our balance sheet. If an impairment exists, we must recognize a non-cash charge equal to the impairment, thereby reducing our net worth. Under our principal credit facility that supports our commercial paper program, we are required to maintain a minimum net worth of $2.5 billion. As of September 30, 2002, our net worth calculated for this purpose was $3.7 billion. In connection with our adoption of Statement No. 142 we tested our goodwill and found no impairment as of January 1, 2002, but we cannot assure you that impairment will not exist when we test again before the end of this year or in any future year and any impairment charge we would be required to take would have a negative effect on our financial position and results.

  We are a holding company and, therefore, may not be able to receive dividends in needed amounts.

        Our principal assets are the shares of capital stock of our subsidiaries, including our insurance underwriting companies. We have to rely on dividends from these subsidiaries to meet our obligations for paying principal and interest on outstanding debt obligations and for paying dividends to stockholders and corporate expenses. Payments from our underwriting subsidiaries are limited by governmental regulation and will depend on the surplus and future earnings of these subsidiaries. In some circumstances, specific payments from our insurance underwriting subsidiaries may require prior regulatory approval, and we may not be able to receive dividends from these subsidiaries at times and in the amounts we anticipate.

  The volume of premiums we write and our profitability are affected by the availability of reinsurance and the size and adequacy of our insurance company subsidiaries' capital base.

        The level of business that our insurance underwriting subsidiaries are able to write depends on the size and adequacy of their capital base. Many state insurance laws to which they are subject impose risk-based capital requirements for purposes of regulating insurer solvency. Insurers having less statutory surplus than that required by the risk-based capital model formula generally are subject to varying degrees of regulatory scrutiny and intervention depending on the level of capital inadequacy. As of September 30, 2002, each of our insurance company subsidiaries met the risk-based statutory surplus requirements of every state in which it conducts business.

        We purchase reinsurance for certain of the risks underwritten by our insurance company subsidiaries. Market conditions beyond our control determine the availability and cost of the reinsurance protection we purchase, which may affect the level of business we are able to write and our profitability. We cannot assure you that we will be able to maintain our current reinsurance facilities or that we can obtain other reinsurance facilities in adequate amounts and at favorable rates. If we are unable to renew our expiring facilities or to obtain new reinsurance facilities, either our net exposures would increase or, if we are unwilling to bear an increase in net exposures, we would have to reduce the level of our underwriting commitments. Either of these potential developments could adversely affect our underwriting business.

  We cannot guarantee that our reinsurers will pay in a timely fashion, if at all.

        To better manage our portfolio of underwriting risk, we may, from time to time, purchase reinsurance by transferring part of the risk that we will assume (known as ceding) to a reinsurance company in exchange for part of the premium that we will receive in connection with the risk. Although reinsurance would make the reinsurer liable to us to the extent the risk were transferred (or ceded) to the reinsurer, it would not relieve us of our liability to our policyholders. Accordingly, we will bear credit risk with respect to our reinsurers, if any. Recently, due to industry and general economic conditions, there is an increasing risk of insolvency among reinsurance companies, resulting in a greater incidence of litigation and affecting the recoverability of claims. We cannot assure you that our reinsurers, if any, will pay the reinsurance recoverables owed to us or that they will pay these recoverables on a timely basis.

Risks Related to Ownership of Our Common Stock

  Certain provisions of our second certificate of incorporation and by-laws and of Delaware law, as well as state and foreign insurance laws, make it difficult for stockholders to change the composition of our board and may discourage takeover attempts which could be beneficial to us and our stockholders.

        Certain provisions of our second restated certificate of incorporation and by-laws and of Delaware law, as well as state and foreign insurance laws, make it difficult for stockholders to change the composition of our board and may discourage unsolicited attempts to acquire us, which could preclude our stockholders from receiving a change of control premium. These provisions include the following:

  •
  the ability of our board of directors to issue shares of preferred stock and to determine the price and other terms, including preferences and voting rights, of those shares without stockholder approval;

  •
  stockholder action to be taken only at an annual or special meeting, unless the board of directors decides otherwise with respect to any series of preferred stock;

  •
  advance notice procedures for nominating candidates to our board of directors or presenting matters at stockholder meetings; and

  •
  supermajority voting requirements to approve some business combinations, including mergers, consolidations, sales, leases and exchanges.

        Our second restated certificate of incorporation, as amended, also permits our board of directors, in response to specified acquisition proposals, including tender or exchange offers, mergers, consolidations and sales, to consider not only the best interests of the stockholders, but also such other factors as the board of directors deems relevant, including social, legal and economic effects upon employees, field sales agents, suppliers, customers, policyholders and business.

        While these provisions have the effect of encouraging persons seeking to acquire control of us to negotiate with our board of directors, they could enable the board to hinder or frustrate a transaction that some, or a majority, of our stockholders might believe to be in their best interests and, in that case, may prevent or discourage attempts to remove and replace incumbent directors. We are also subject to Delaware laws that could have similar effects. One of these laws prohibits us from engaging in a business combination with a significant stockholder unless specific conditions are met. For more information, see "Description of Preferred Stock and Common Stock—Certain Anti-Takeover Provisions" in the accompanying prospectus.

        In addition, we are subject to state statutes governing insurance holding companies, which generally require that any person or entity desiring to acquire direct or indirect control of any of our insurance company subsidiaries obtain prior regulatory approval. Control would be presumed to exist under most state insurance laws with the acquisition of 10% or more of our outstanding voting securities. Certain of our foreign insurance company subsidiaries are also subject to laws which may require prior regulatory approval of a change of control. Applicable state and foreign insurance company laws and regulations could delay or impede a change of control of our company.

  The market price of our common stock may be volatile.

        The market price of our common stock could be subject to significant fluctuations in response to factors such as the following, some of which are beyond our control:

  •
  quarterly variations in our operating results;

  •
  operating results that vary from the expectations of management, securities analysts and investors;

  •
  changes in expectations as to our future financial performance, including financial estimates by securities analysts and investors;

  •
  developments generally affecting the insurance industry;

  •
  announcements by us or our competitors of significant contracts, acquisitions, joint marketing relationships, joint ventures or capital commitments;

  •
  announcements by third parties of significant claims or proceedings against us;

  •
  our dividend policy;

  •
  future sales of our equity or equity-linked securities; and

  •
  general domestic and international economic conditions.

        In addition, the stock market in general has experienced extreme volatility that has often been unrelated to the operating performance of a particular company. These broad market fluctuations may adversely affect the market price of our common stock.

SPECIAL NOTE ON FORWARD-LOOKING STATEMENTS

        This prospectus supplement, the accompanying prospectus and the documents incorporated or deemed to be incorporated by reference in this prospectus supplement and the accompanying prospectus contain statements concerning our future results and performance and other matters that are "forward-looking" statements within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934. The words "anticipates," "believes," "estimates," "expects," "plans," "intends" and similar expressions are intended, but are not the exclusive means, to identify these forward-looking statements. These forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially from historical or anticipated results, depending on a variety of factors. Potential factors that could affect results include those described above under the caption "Risk Factors." In light of these risks, uncertainties and assumptions, the forward-looking events discussed or incorporated by reference in this prospectus supplement and the accompanying prospectus might not occur.

USE OF PROCEEDS

        We estimate that we will receive approximately $    million in net proceeds from this offering ($            million if the underwriters exercise their over-allotment option in full), after deducting approximately $    million in underwriting discounts and commissions and our estimated expenses for this offering.

        We expect to use the net proceeds from this offering to repay a portion of our outstanding short-term indebtedness, including commercial paper. As of October 31, 2002, we had $715.6 million of commercial paper outstanding maturing within 90 days and bearing interest at a weighted average rate of approximately 2.26% per annum.

PRICE RANGE OF OUR COMMON STOCK AND DIVIDEND POLICY

        Our common stock is listed and traded on the New York Stock Exchange under the symbol "AOC." The following table sets forth the high and low sale prices for the indicated periods as reported on the New York Stock Exchange and the quarterly cash dividends paid per share of our common stock during the periods indicated.

	High	Low	Common Dividends Paid (Per Share)
2000
First Quarter	$42.7500	$20.6875	$0.210
Second Quarter	$36.9375	$24.4375	$0.220
Third Quarter	$42.0000	$29.0000	$0.220
Fourth Quarter	$42.3125	$28.1250	$0.220
2001
First Quarter	$38.1800	$30.8125	$0.220
Second Quarter	$36.5100	$29.7500	$0.225
Third Quarter	$42.0000	$33.2600	$0.225
Fourth Quarter	$44.8000	$32.5000	$0.225
2002
First Quarter	$36.2300	$31.7600	$0.225
Second Quarter	$39.6300	$28.0000	$0.225
Third Quarter	$29.8300	$13.3000	$0.225
Fourth Quarter (through November 1, 2002)	$21.9500	$16.2700	$0.150

        The closing price of our common stock on November 1, 2002, as reported on the New York Stock Exchange, was $16.64 per share.

        Dividends are paid on a quarterly basis, as may be declared by our board of directors from time to time. Our ability to pay dividends is dependent upon, among other things, the availability of dividends from our subsidiaries and may be subject to contractual restrictions contained in any current or future loan agreements or debt instruments. Our insurance company subsidiaries are restricted by law as to the amount of dividends they may pay without the approval of regulatory authorities. See "Risk Factors—Risks Related to Our Business and the Insurance Industry—We are a holding company and, therefore, may not be able to receive dividends in needed amounts."

        On October 31, 2002 our board of directors declared a cash dividend of $0.15 per share that is payable on November 20, 2002 to common stockholders of record at the close of business on November 8, 2002.

CAPITALIZATION

        The following table shows our capitalization at June 30, 2002 and as adjusted to give effect to the sale of the common stock offered by this prospectus supplement, less underwriting discounts and commissions and estimated offering expenses.

        You should read all of the this information in conjunction with our consolidated financial statements and other financial information that are included in or incorporated by reference in this prospectus supplement and the accompanying prospectus.

	As of June 30, 2002
	Actual	As Adjusted
	(in millions, except share data)
Cash	$761

Short-term debt	292
Long-term debt	1,816

Total debt	2,108
Redeemable preferred stock	50
Company-obligated mandatorily redeemable preferred capital securities	800
Stockholders' equity:
Common stock—$1 par value: 750,000,000 shares authorized; 295,000,000 shares issued actual; shares issued as adjusted	295
Paid-in additional capital	1,688
Accumulated other comprehensive loss	(380)
Retained earnings	3,056
Less—Treasury stock at cost	(784)
Deferred compensation	(184)

Total stockholders' equity	3,691

Total capitalization	$6,649

SELECTED FINANCIAL DATA

        The selected financial data for each of the years during the five-year period ended December 31, 2001 were derived from our audited consolidated financial statements which have been examined and reported upon by Ernst & Young LLP, independent public accountants. The selected financial data at and for the six months ended June 30, 2002 and June 30, 2001 were derived from our unaudited consolidated financial statements which have been reviewed by Ernst & Young LLP, independent public accountants, and include all adjustments, consisting of normal recurring accruals, which we consider necessary for a fair presentation of our financial position and results of operations. The interim results set forth below for the six months ended June 30, 2002 are not necessarily indicative of our financial condition or results of operations to be expected for any future period. On October 31, 2002, we announced unaudited financial results for the quarter ended September 30, 2002. See "Prospectus Supplement Summary—Recent Developments." A copy of the earnings release was included in our Current Report on Form 8-K dated October 31, 2002 and is incorporated by reference in this prospectus supplement and the accompanying prospectus.

        You should read the following table in conjunction with our "Management's Discussion and Analysis of Financial Condition and Results of Operations" and consolidated financial statements and the related notes that are incorporated by reference in this prospectus supplement and the accompanying prospectus.

	Year Ended December 31,					Six Months Ended June 30,
	1997	1998	1999	2000	2001	2001	2002(1)
	(in millions, except per share data)
Income Statement Data:
Revenue
Brokerage commissions and fees	$3,605	$4,197	$4,639	$4,946	$5,436	$2,628	$2,954
Premiums and other	1,646	1,706	1,854	1,921	2,027	1,000	1,173
Investment income	500	590	577	508	213	100	83

Total revenue	5,751	6,493	7,070	7,375	7,676	3,728	4,210
Expenses
General expenses(2)	4,176	4,457	5,214	5,190	5,813	2,919	3,134
Benefits to policyholders	842	896	973	1,037	1,111	552	705
Interest expense	70	87	105	140	127	67	59
Amortization of intangible assets	121	122	143	154	158	78	25
Unusual charges—World Trade Center	—	—	—	—	158	—	—

Total expenses	5,209	5,562	6,435	6,521	7,367	3,616	3,923

Income before tax, minority interest and accounting change	542	931	635	854	309	112	287
Net income available for common stockholders	287	538	349	471	144	47	159
Net income per share:
Basic	1.14	2.11	1.35	1.81	0.54	0.18	0.58
Dilutive	1.12	2.07	1.33	1.79	0.53	0.17	0.57
Cash dividends per share paid on common stock	0.68	0.73	0.82	0.87	0.895	0.445	0.45
Total average common and common equivalent shares outstanding:
Basic	252.0	255.0	259.3	260.4	269.4	266.1	275.0
Dilutive	255.8	259.4	262.7	263.0	272.4	268.7	277.3
Other Data:
Special charges(2)	172	—	313	82	218	218	2
Pre-tax margin	9.4%	14.3%	9.0%	11.6%	4.0%	3.0%	6.8%

Segment Data:
Insurance Brokerage and Other Services
Revenue	$3,221	$3,782	$4,144	$4,367	$4,659	$2,271	$2,524
Pre-tax income	304	663	493	690	524	204	329
Pre-tax margin	9.4%	17.5%	11.9%	15.8%	11.2%	9.0%	13.0%
Consulting
Revenue	$553	$615	$656	$770	$938	$441	$481
Pre-tax income (loss)	45	68	(42)	106	126	48	50
Pre-tax margin	8.1%	11.1%	(6.4)%	13.8%	13.4%	10.9%	10.4%
Insurance Underwriting
Revenue	$1,858	$1,946	$2,106	$2,167	$2,250	$1,115	$1,255
Pre-tax income	278	283	290	300	150	123	62
Pre-tax margin	15.0%	14.5%	13.8%	13.8%	6.7%	11.0%	4.9%
Corporate
Revenue	$119	$150	$164	$71	$(171)	$(99)	$(50)
Pre-tax loss	(85)	(83)	(106)	(242)	(491)	(263)	(154)
	As of December 31,
						As of June 30, 2002
	1997	1998	1999	2000	2001
	(in millions)
Balance Sheet Data:
Total investments	$5,922	$6,452	$6,184	$6,019	$6,146	$5,936
Cash	1,085	723	837	1,118	439	761
Total receivables	6,250	6,606	7,346	8,230	7,896	9,732
Intangible assets	3,094	3,500	3,862	3,916	4,084	4,221
Other assets	2,340	2,407	2,903	2,968	3,765	3,941
Total assets	18,691	19,688	21,132	22,251	22,330	24,591
Total policy liabilities	4,450	4,823	5,106	4,977	4,990	5,191
Insurance premiums payable	6,380	6,948	7,643	8,212	8,233	10,103
General liabilities	2,788	2,627	2,568	2,717	2,841	2,648
Short-term borrowings	264	—	303	309	257	292
Notes payable	1,137	1,423	1,611	1,798	1,694	1,816
Total liabilities	15,019	15,821	17,231	18,013	18,015	20,050
Redeemable preferred stock	50	50	50	50	50	50
Company-obligated mandatorily redeemable preferred capital securities	800	800	800	800	800	800
Total stockholders' equity	2,822	3,017	3,051	3,388	3,465	3,691
Total liabilities and stockholders' equity	18,691	19,688	21,132	22,251	22,330	24,591
(1)
In the first quarter of 2002, we adopted Financial Accounting Standards Board (FASB) Statement No. 142, Goodwill and Other Intangible Assets, effective January 1, 2002. Beginning 2002, amortization of goodwill is no longer included in our reported earnings per share.

(2)
Special charges are included in general expenses. In 1997, 2000 and 2001, special charges primarily relate to the restructuring of worldwide retail brokerage operations. In 1999, special charges primarily relate to the one-time establishment of significant reserves for certain litigation matters, the remainder of which relates to restructuring charges.

BUSINESS

        We are a leading provider of insurance brokerage, human capital consulting and specialty insurance products and services. We are the second largest insurance broker in the world and a leader in many sectors of the industry. We are the largest reinsurance broker and the leading manager of captive insurance companies worldwide. In the United States, we rank first in multiline claims servicing, wholesale brokerage and managing general underwriting. These rankings are based upon surveys compiled and reports printed by Business Insurance.

        As an insurance broker, we serve as an intermediary, advisor and service provider in virtually every facet of the property and casualty insurance market. Our in-depth product knowledge, industry and market expertise and the scope of our global distribution network are major competitive advantages that support our various brokerage and risk management services. In our role as a broker, we do not assume underwriting risk and we do not incur insurance policy claims or catastrophic losses.

        We are a leading human capital consulting firm, currently ranking sixth among the world's largest employee benefits consulting organizations. Our consulting business, which focuses on assisting clients in improving the productivity of their workforces, falls into five major practice groups: employee benefits, compensation, management consulting, communication and outsourcing.

        Our insurance underwriting businesses offer supplemental accident, health and life insurance, as well as extended warranty and casualty insurance products and services. We believe that, based on our relationships with over 4,000 retail automobile dealers and several leading retailers of consumer goods, we are the largest independent provider of extended warranties in the world. In addition, we are the fifth largest provider of individual, non-cancelable accident and health insurance policies in the United States and the second largest provider of individual health coverages in Canada, according to A.M. Best and Canadian Insurance, respectively.

        We have 550 offices in over 125 countries and nearly 53,000 professionals and employees who serve millions of clients, policyholders and warrantyholders. Our revenues are well diversified by industry, geography, product and service.

Our Business Strategies and Competitive Strengths

        We believe that we have strong competitive advantages that will enable us to grow each of our businesses. In particular, we believe that we are well-positioned to capture the increasing demand for professional insurance brokerage, risk management, human capital consulting, outsourcing and insurance underwriting products and services.

  We have one of two global franchises in the global insurance and reinsurance brokerage business that positions us to benefit from companies demanding more sophisticated capital and risk management solutions.

        General trends such as globalization, privatization, rising litigation and the growing breadth and complexity of risk have increased the probability of loss for companies. In response, the property and casualty insurance brokerage business has evolved from assisting companies with basic protection against losses to providing more sophisticated capital and risk management solutions.

        Recently, clients are facing even greater risk management challenges in terms of escalating premium rates, constrained insurance underwriting capacity and restrictive underwriting practices by insurers. The September 11, 2001 attacks have resulted in the largest catastrophic loss ever experienced by our industry. In creating insurance and risk management options for clients facing this increasingly difficult environment, our market strength and expertise have become even more highly valued.

        We have focused our business strategies on expanding our product, industry, and functional expertise to capitalize on these growing trends that are increasing the demand for our professional risk management services.

        Our strong market position as the second largest insurance broker, and one of only two with worldwide distribution, affords us the opportunity to benefit from these trends. For instance, our size and scale give us greater access to broad insurance markets, permit us to replicate solutions in one geographic or business area in another and allow us to deliver integrated services. Business Insurance ranks us first among reinsurance brokers and captive insurance company managers worldwide. We are also the largest multiline claims services provider and wholesale broker in the United States; and the largest managing general underwriter in the United States (based on gross revenues), according to Business Insurance. We believe that we are also the largest insurance broker in the London market and the largest insurance broker in most European countries, and a sector leader in Hong Kong, Singapore, Australia, New Zealand and the African continent.

  We have a leading and growing human capital consulting practice that addresses the expanding human resource management needs of clients ranging from multi-nationals to small companies.

        We have created a human capital consulting organization that can design and deliver solutions to address virtually every human resource management need of multi-national, middle market and small companies. Because our brokerage and risk management businesses and our consulting businesses serve similar types of clients, we believe that there are significant opportunities to cross-sell our human capital consulting services to our brokerage and risk management client base, and vice versa, by leveraging our global distribution network and our targeted marketing approach.

        As we have grown our client relationships and more effectively deployed our professional services with the aid of new technology, pre-tax margins for the Consulting segment have expanded from 11.1% in 1998 to 13.4% in 2001.

  We have complementary risk management and outsourcing businesses that include a diverse set of fee- and commission-based products and services, often under long-term contracts.

        We are a leader in developing and marketing outsourcing services, actuarial studies, captive insurance company management, claims services, wholesale brokerage, premium finance and affinity programs in many of our businesses. These various business are often complementary and provide us with opportunities to cross-sell to existing customers. We recognized the growing trend of clients seeking third parties to manage various aspects of their risk management and human resource functions to reduce costs and improve quality. Moreover, these services are generally provided under long-term contracts with historically strong client retention.

        In our brokerage and risk management businesses, we are the leader in each of our major outsourcing services:

  •
  we are the world's leading provider of captive insurance company management programs;

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  we are the largest managing general underwriter in the United States, managing over 150 programs with over 15 insurance companies;

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  we are the largest provider of multiline claims management services in the United States with $4.3 billion in claims paid in 2001; and

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  we are the largest wholesale broker in the United States, serving approximately 10,000 independent agent and broker clients.

        Together, these outsourcing and risk management services allow us to offer comprehensive, integrated and differentiating services. This, in turn, helps us to broaden the scope of the work we perform for our clients and build longstanding client relationships.

        We are also continuing to expand our suite of human resources outsourcing services. These services range from the comprehensive management of a client's human resources function to more specific services, such as, recruitment, employee performance measurement, and employee benefit programs.

        By utilizing common operating platforms, we can achieve economies of scale when offering outsourcing options to our clients.

  We have a global distribution network that provides us with greater opportunities to meet the needs of multi-national companies and a competitive advantage in bringing innovative solutions to clients.

        Our brokerage and consulting businesses operate through 550 offices in 125 countries. We have a leading position in the retail and reinsurance brokerage markets in North America, South America, Europe, Hong Kong, Singapore, Australia, New Zealand and the African continent. Our worldwide reach gives us access to the key insurance centers in the world, and we operate distribution networks on a global scale. As an integrated global business, we can provide innovative solutions to the complex risk management and human resources challenges faced by our clients. By establishing a strong, early presence in countries with developing economies, we benefit as the demand for risk management and consulting services grows and as these countries begin to deregulate their insurance industries and privatize their insurance providers. As an integrated global risk management company, we can serve the domestic and international needs of companies in these emerging markets.

  We have a high quality specialty insurance business that is re-focusing on its historical core products and services.

        As we grow our businesses, our underwriting approach will be based on the following key components:

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  pursuit of a specialty niche focus, selecting only market segments that we believe show good long-term profit potential and where we have specific expertise; and

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  periodic reviews of the quality of business to assess loss experience and pricing.

        We will re-evaluate certain underperforming non-core underwriting businesses to focus on cash flow and improved profitability.

  We have an experienced management team with significant equity ownership.

        Our Chairman and Chief Executive Officer, Patrick G. Ryan, has over 42 years of experience in the insurance and financial services industries and has led Aon since 1982. Our executive officers have an average of over 25 years experience in the insurance and financial services industries. Our management's incentives are aligned with the interests of stockholders due to the broad-based and significant ownership of our common stock by our employees. As of October 31, 2002, our management and employees beneficially owned over twenty percent (20%) of our fully diluted shares outstanding, including twelve percent (12%) ownership by our Chief Executive Officer.

Our Business Operations

Insurance Brokerage and Other Services

        Our Insurance Brokerage and Other Services segment consists principally of retail, reinsurance and wholesale brokerage, as well as related insurance services, including claims services, underwriting management, captive insurance company management services and premium financing. These services are provided by subsidiaries of Aon Group, Inc. and certain of our other indirect subsidiaries, including: Aon

Risk Services Companies, Inc.; Aon Holdings International bv; Aon Services Group, Inc.; Aon Re Worldwide, Inc.; Aon Limited (U.K.); and Cananwill, Inc. Revenues from our Insurance Brokerage and Other Services segment have grown from $3.8 billion in 1998 to $4.7 billion in 2001.

        Our insurance professionals specialize in retail, reinsurance and wholesale brokerage. Their expertise covers a wide range of specialties, such as captive insurance company management, claims and loss cost control, underwriting management, premium finance, safety engineering and direct marketing to affinity groups.

        Our client franchise is extensive and includes:

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  multi-national corporations, middle-market companies and small commercial clients served by our retail brokers;

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  insurance and reinsurance companies served by our reinsurance brokers, managing general underwriters and claims professionals; and

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  independent agents and brokers seeking premium funding alternatives, claims services and access to specialty products in markets served by our wholesale brokers and underwriting managers.

        Our retail brokers' broad spectrum of advisory and outsourcing services includes risk identification and assessment, alternative risk financing, safety engineering, loss management and program administration for clients. Our professionals design, place and implement customized insurance solutions. While we bring broad capabilities to all client industries, we have developed specialties in directors' and officers' liability, professional liability, entertainment, public entities, workers' compensation, media, financial institutions, marine, aviation, construction, healthcare and energy.

        Our reinsurance professionals offer insurance and reinsurance companies sophisticated advisory services that enhance the risk/return characteristics of insurance policy portfolios and improve capital utilization. They also offer extensive experience in statistical claims analysis and evaluation of catastrophic loss exposures. Insurers and reinsurers increasingly require innovative solutions to the increasing challenges they face. By responding to the demands of these capital providers, our reinsurance team helps create downstream solutions for retail and wholesale insurance clients.

        Our wholesale insurance brokers, under the Swett & Crawford brand, serve thousands of independent agents and brokers who seek insurance protection for their customers. Our wholesale brokers have unparalleled access to wide-ranging property and casualty markets to obtain insurance that meets the needs of these independent agent and broker clients. Our whole expertise and full service capabilities allow us to efficiently deliver products and services to independent agents and brokers in virtually every market segment.

        Our managing general underwriters provide insurance companies the opportunity to participate in niche markets without incurring significant startup costs. Under these programs, insurance companies earn premiums and accept claims obligations, but they outsource many underwriting functions to us. This often includes policy design, issuance and administration, premium rating and collection and claims administration. Insurance company clients benefit from working with our professionals who are specialists in particular insurance lines.

        Insurance companies, firms with self-insurance programs and agents and brokers that outsource claims functions choose our claims and loss cost management professionals for their expertise and breadth of services. We market these services primarily through the Cambridge Integrated Services Group. Our expertise spans property and casualty, health and disability, absence management, personal lines, professional and complex liability, transportation, unemployment compensation, structured settlements and other specialty areas.

        Our captive insurance company management professionals specialize in the innovative design of programs that enable clients to manage risks that would be cost-prohibitive, or worse, unavailable, in traditional insurance markets. As premium rates have risen, commercial enterprises have turned to our captive management professionals even more frequently for solutions.

        Our premium finance professionals, under the Cananwill brand, offer financing options that are marketed through retail and wholesale insurance brokers and insurance companies. In 2001, we arranged financing for commercial insurance premiums exceeding $3.5 billion for clients ranging from small firms to the Fortune 500.

        We also offer insurance products marketed to affinity groups—individuals, associations or businesses within a similar risk class who are better served on a group basis. By forming a group, they have access to insurance program options and advantages not otherwise available. We offer professional liability, life, disability income and personal lines insurance products to nurses, accountants, healthcare providers and other affinity groups.

Consulting

        Our Consulting segment provides a full range of human capital management services utilizing five practices: employee benefits, compensation, management consulting, outsourcing and communications. These services are provided primarily by subsidiaries and affiliates of Aon Consulting Worldwide, Inc., which is also a subsidiary of Aon Group, Inc. Revenues from our Consulting segment have grown from $615 million in 1998 to $938 million in 2001.

        Our consulting business serves three client segments—large multi-national corporations, middle-market companies and small firms—advising them on:

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  employee benefits that attract and retain qualified employees;

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  compensation strategies that motivate executives, salespeople and employees to achieve specific performance objectives;

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  management consulting initiatives that improve processes, leadership, organization and human capital development;

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  outsourcing solutions that streamline employment processing, performance improvement, benefits administration, individual enrollment and other employment services; and

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  communications that support their corporate visions and align their employees' behavior with organizational objectives.

        Our employee benefits experts construct and implement benefit packages, including health and welfare plans, 401k and other retirement plans designed to attract and retain the right employees. In addition, we offer advice regarding investment manager selection, and we work with clients' professional advisors concerning tax and ERISA issues. Our employee benefits practice also conducts proprietary research on employee commitment and loyalty that complements our other services. By understanding worker motivation, our professionals can tailor cost-effective programs that better suit clients and their employees. Our expertise also spans absence management, mergers and acquisitions due diligence and elective benefit options purchased directly by employees.

        Our compensation practice designs salary, bonus, commission, stock option and other pay structures. The objective is to motivate executives, salespeople and employees to achieve specific performance targets. Two areas of particular strength and brand recognition are the financial and technology industries where we conduct proprietary compensation surveys.

        Management consulting assists clients in process improvement and design, leadership, organization and human capital development. Late in 2001, we announced the launch of our management consulting practice that includes our Rath & Strong Six Sigma suite of management services, which are process improvement methods that drive performance gains throughout organizations. Our services in leadership and human capital development range from the assessment and selection of employees to executive development programs.

        Our outsourcing practice offers employment processing, performance improvement, benefits administration and enrollment and other employment services. We expect demand for our outsourcing services to grow as clients learn more about how we can reduce their expenses while improving quality. We believe that our advantage stems from our combination of a strategic, integrated view of workforce dynamics with practical outsourcing solutions.

        On May 29, 2002, we announced that we had entered into a seven-year outsourcing agreement with AT&T, pursuant to which we will provide AT&T with end-to-end human resources administrative, transaction and payroll services, including the oversight of existing benefit plan service providers. In addition, we also will invest in and build upon both the state-of-the-art, high-tech creative solutions that AT&T has developed for transaction-based employee services and those leading-edge services that we currently provide to clients.

        Our communication consultants help companies to develop messages that support their corporate vision. Our services span communication strategy development to campaign execution using a broad array of media. Topics cover business process and culture change to human resource operations. Our award-winning work boosts employee attraction and retention, promotes productivity and improves financial results.

Insurance Underwriting

        Our Insurance Underwriting segment is comprised of supplemental accident and health and life insurance and extended warranty and casualty insurance products and services. Our Combined Insurance Company of America subsidiary engages in the marketing and underwriting of accident and health and life insurance products. Our subsidiaries, Combined Specialty Insurance Company (formerly known as Virginia Surety Company, Inc.) and London General Insurance Company Limited, offer extended warranty and casualty insurance products and services. Revenues from our Insurance Underwriting segment have grown from $1.9 billion in 1998 to $2.3 billion in 2001.

        Our supplemental accident and health insurance business provides an array of accident, sickness, short-term disability and other supplemental insurance products to over 4 million policyholders worldwide. We market these products primarily through our sales force of 7,000 career agents, plus select brokers and consultants that reach niche markets. These relationships, which include direct response programs, affinity groups and worksite marketing, provide us access to new policyholders.

        Our extended warranty business offers warranties covering automobiles and a variety of consumer goods, including electronics and household appliances. We also provide non-structural home warranties and specialty products, such as credit card enhancements and affinity warranty programs. We offer these warranties through more than 4,000 retail automobile dealers, as well as leading consumer goods manufacturers, distributors and retailers. We believe that, based on these relationships, we are the world's largest independent provider of extended warranty products. By purchasing warranties, consumers feel more at ease about major purchases. Our retailer clients also benefit by offering this protection to their customers while generating another source of revenue. In addition, our extended warranty business offers credit life and disability insurance, which provides coverage for unpaid loans in the event of death, illness, accident or involuntary unemployment and is sold by automobile dealers in conjunction with automobile financing transactions and by financial institutions in conjunction with consumer loans.

        We provide our property and casualty insurance products on a fronted basis to managing general underwriters and managing general agents who underwrite specific types of business following our underwriting guidelines. We currently purchase reinsurance for these coverages, ceding most of the related premium and risk to other insurers.

Legal Proceedings

        We are subject to numerous claims, tax assessments and lawsuits that arise in the ordinary course of our business. The litigation naming us as a defendant ordinarily involves our activities as a broker or provider of insurance products or employer, and the damages that may be claimed are substantial, including in some instances claims for punitive or extraordinary damages. In addition, state and other regulatory bodies and the SEC may regularly make inquiries and, from time to time, conduct examinations or investigations concerning our compliance with, among other things, insurance laws, securities laws and laws governing the activities of broker/dealers. None of these routine investigations or ordinary course litigation is expected to have a material adverse effect on our financial position. However, it is possible that future results of operations or cash flows for any particular quarterly or annual period could be materially adversely affected by an unfavorable resolution of these matters.

        The following describes the major pending legal proceedings, other than ordinary routine litigation incidental to our businesses, to which we or our subsidiaries are a party.

        In the second quarter of 1999, Allianz Life Insurance Company of North America, Inc. ("Allianz") filed an amended complaint in Minnesota adding one of our brokerage subsidiaries as a defendant in an action which Allianz brought against three insurance carriers reinsured by Allianz. These three carriers provided certain types of workers' compensation reinsurance to a pool of insurers and to certain facilities managed by Unicover Managers, Inc. ("Unicover"), a New Jersey corporation not affiliated with us. Allianz alleges that our subsidiary acted as an agent of the three carriers when placing reinsurance coverage on their behalf. Allianz claims that the reinsurance it issued should be rescinded or that it should be awarded damages, based on alleged fraudulent, negligent and innocent misrepresentations by the carriers, through their agents, including our subsidiary who is a defendant.

        On August 30, 2002, two of the three carriers referred to above filed a complaint in the United States District Court for the District of Connecticut against our subsidiary. The two carriers are currently involved in an arbitration proceeding with Allianz, related to the original litigation, in which Allianz seeks the recission of the reinsurance placements. These carriers also seek to recover from our brokerage subsidiary any damages, costs and expenses, including legal fees, suffered by such carriers as a result of an adverse arbitration award. We believe that our subsidiary has meritorious defenses and intends to vigorously defend this claim. The remaining Unicover issues are complex, and, therefore, the timing and amount of resolution cannot be determined at this time.

        In early October 2002, there was reportedly an award made by arbitrators in an arbitration held in New York among Unicover Managers, Inc., Unicover pool members, and the three carriers referred to above. We have not received a copy of the arbitration award and therefore we cannot make an informed statement as to its content.

        Certain of our United Kingdom subsidiaries have been required by their regulatory body, the Personal Investment Authority ("PIA"), to review advice given by those subsidiaries to individuals who bought pension plans during the period from April 1988 to June 1994. These reviews have resulted in a requirement to pay compensation to clients based on guidelines issued by the PIA. Our ultimate exposure from the private pension plan review, as presently calculated, is subject to a number of variable factors including, among others, general level of pricing in the equity markets, the interest rate established quarterly for calculating compensation, and the precise scope, duration and methodology of the review, including whether recent regulatory guidance will have to be applied to previously settled claims.

        One of our insurance subsidiaries is a defendant in several lawsuits in Mississippi. These lawsuits generally allege misconduct by our subsidiary in the solicitation and sale of insurance policies. Attorneys representing the plaintiffs in these lawsuits have advised our subsidiary that approximately 2,700 other current or former policyholders may file similar claims. Each lawsuit includes, and each threatened claim could include, a request for punitive damages. Our insurance subsidiary has been litigating the pending suits and investigating the claims. In the second quarter of 2002, we negotiated a compromise of several of the lawsuits and approximately 2,000 of the claims. In the third quarter of 2002, the settlement of approximately 1,000 of these claims were concluded. The remainder of the settlements are still in the process of being documented and finalized, but we are not certain that the plaintiffs' attorney will be able to deliver all of the releases promised. If not, the settlement may not be concluded. If this settlement is concluded, there will still be at least 2,700 threatened claims outstanding. Each of the remaining lawsuits and any threatened claims are being investigated and vigorously defended.

        On August 8, 2002, Daniel & Raizel Taubenfeld, a purported Aon stockholder, filed a putative class action lawsuit in the United States District Court in the Northern District of Illinois, Eastern Division, on behalf of purchasers of our common stock between May 4, 1999 and August 6, 2002. The complaint names us, Patrick G. Ryan, our Chairman and Chief Executive Officer, and Harvey N. Medvin, our Executive Vice President and Chief Financial Officer, as defendants, and contains allegations of violations of Sections 10(b) and 20(a) of the Securities Exchange Act of 1934 and Rule 10b-5 promulgated under such Act relating to our press release issued on August 7, 2002. The plaintiff seeks, among other things, class action certification, compensatory damages in an unspecified amount and an award of costs and expenses, including counsel fees. We intend to defend the action vigorously.

        There have been nine other putative class action lawsuits filed against us and certain of our officers and directors in the United States District Court in the Northern District of Illinois and that each is substantially similar to the lawsuit described in the immediately preceding paragraph. All of these actions have been consolidated with the Taubenfeld action and a lead plaintiff has been appointed by the court. We intend to defend each of these actions vigorously.

        We have also received a complaint which purports to be a shareholder's derivative action against us and each of the directors. This complaint, which is styled Bernard Stern v. Patrick G. Ryan, et al. was filed in the United States District Court for the Northern District of Illinois on September 13, 2002. This lawsuit makes allegations which are substantially similar to the Taubenfeld lawsuit. We intend to defend this action vigorously.

MATERIAL UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS FOR NON-UNITED STATES HOLDERS

        This is a general discussion of United States federal income and estate tax consequences of the acquisition, ownership and disposition of our common stock by a beneficial holder that, for United States federal income tax purposes, is a nonresident alien individual (other than certain former citizens and residents of the United States subject to tax as expatriates), a foreign corporation, a foreign partnership or a foreign estate or trust (a Non-United States Holder). We have based this summary upon the Internal Revenue Code of 1986, as amended, and administrative interpretations as of the date of this prospectus supplement. These authorities may change, possibly retroactively.

        We do not discuss all aspects of United States federal income and estate taxation that may be important to you in light of your particular circumstances, such as special tax rules that apply if you are a financial institution, insurance company, broker-dealer, tax-exempt organization or investor holding our common stock as part of a "straddle" or other integrated investment. This discussion does not address any tax consequences arising under the laws of any state, local or foreign jurisdiction. We urge you to consult your tax advisor about the United States federal tax consequences of acquiring, holding and disposing of our common stock in your particular circumstances, as well as any tax consequences that may arise under the laws of any state, local, foreign or other taxing jurisdiction.

Dividends

        Dividends paid to a Non-United States Holder will generally be subject to withholding of United States federal income tax at the rate of 30% or such lower rate as may be provided by an applicable income tax treaty between the United States and the country of which the Non-United States Holder is a tax resident. If, however, the dividend is effectively connected with the conduct of a trade or business within the United States by the Non-United States Holder, the dividend will be exempt from withholding (subject to satisfaction of applicable certification procedures—Form W-8ECI) and will instead be subject to the United States federal income tax imposed on net income on the same basis that applies to United States persons generally (assuming, if required by an applicable tax treaty, the dividends are attributable to a permanent establishment maintained by such Non-United States Holder within the United States) and, for corporate Non-United States Holders and under some circumstances, the branch profits tax.

        To obtain a reduced rate of withholding under a treaty on dividends we pay, a Non-United States Holder generally will be required to provide an Internal Revenue Service Form W-8BEN certifying that Non-United States Holder's entitlement to treaty benefits. Special rules apply in determining whether persons holding common stock through a fiscally transparent entity such as a partnership are eligible for treaty benefits. The application of these rules depends on a holder's particular circumstances and therefore such persons are urged to consult their tax advisors regarding their eligibility for such benefits.

Gain on Disposition

        A Non-United States Holder will generally not be subject to United States federal income tax, including by way of withholding, on gain recognized on a sale or other disposition of our common stock unless:

  •
  the gain is effectively connected with the conduct of a trade or business in the United States by the Non-United States Holder or

  •
  in the case of a Non-United States Holder who is a nonresident alien individual and who holds our common stock as a capital asset, that holder is present in the United States for 183 or more days in the taxable year of the disposition and certain other requirements are met.

        Gain that is effectively connected with the conduct of a trade or business within the United States by the Non-United States Holder will be subject to the United States federal income tax imposed on net income on the same basis that applies to United States persons generally, and, for corporate Non-United States Holders and under some circumstances, the branch profits tax, but will not be subject to withholding. Non-United States Holders should consult any applicable income tax treaties that may provide for different rules.

United States Federal Estate Taxes

        Our common stock that is owned by an individual who is not a citizen or resident of the United States, as specially defined for United States federal estate tax purposes, on the date of that person's death will be included in his or her estate for United States federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.

Information Reporting and Backup Withholding

        Generally, we must report annually to the United States Internal Revenue Service and to each Non-United States Holder the amount of dividends that we paid to a holder and the amount of tax that we withheld on such dividends. This information may also be made available to the tax authorities of a country in which the Non-United States Holder resides.

        Other United States information reporting requirements and backup withholding tax will generally not apply to dividends that we pay on our common stock to a Non-United States Holder if it provides a Form W-8BEN (or satisfies certain documentary evidence requirements for establishing that it is a Non-United States Holder) or otherwise establishes an exemption. Payments by a United States office of a broker of the proceeds of a sale of our common stock are subject to both backup withholding and information reporting, unless the holder certifies its Non-United States Holder status under penalties of perjury or otherwise establishes an exemption.

        Information reporting requirements, but not backup withholding, will also apply to payments of the proceeds from sales of our common stock by foreign offices of United States brokers, or foreign brokers with certain types of relationships to the United States, unless the broker has documentary evidence in its records that the holder is a Non-United States Holder and certain other conditions are met, or the holder otherwise establishes an exemption.

        Backup withholding is not an additional tax. Any amounts that are withheld under the backup withholding rules will be refunded or credited against the Non-United States Holder's United States federal income tax liability, if the required information is furnished to the United States Internal Revenue Service.

UNDERWRITERS

        Under the terms and subject to the conditions contained in an underwriting agreement dated the date of this prospectus supplement, the underwriters named below, for whom Morgan Stanley & Co. Incorporated and William Blair & Company, L.L.C. are acting as representatives, have severally agreed to purchase, and we have agreed to sell to them, severally, the number of shares of our common stock indicated below:

Name	Number of Shares
Morgan Stanley & Co. Incorporated
William Blair & Company, L.L.C.

Total

        The underwriters are offering the shares of common stock subject to their acceptance of the shares from us and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the shares of common stock offered by this prospectus supplement are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the shares of common stock offered by this prospectus supplement if any such shares are purchased. However, the underwriters are not required to take or pay for the shares covered by the underwriters' over-allotment option described below.

        The underwriters initially propose to offer part of the shares of common stock directly to the public at the public offering price listed on the cover page of this prospectus supplement and part to certain dealers at a price that represents a concession not in excess of $    a share under the public offering price. After the initial offering of the shares of our common stock, the offering price and other selling terms may from time to time be varied by the representatives.

        We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus supplement, to purchase up to an aggregate of                        additional shares of common stock at the public offering price listed on the cover page of this prospectus supplement, less underwriting discounts and commissions. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the offering of the shares of common stock offered hereby. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase about the same percentage of the additional shares of common stock as the number listed next to the underwriter's name in the preceding table bears to the total number of shares of common stock listed next to the names of all underwriters in the preceding table. If the underwriters' option is exercised in full, the total price to the public would be $            , the total underwriters' discounts and commissions would be $            and total proceeds to us would be $                        .

        We and certain of our directors and executive officers have agreed that, subject to certain exceptions, without the prior written consent of Morgan Stanley & Co. Incorporated on behalf of the underwriters, we, he or she will not, during the period ending 90 days after the date of this prospectus supplement:

  •
  offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any shares of our common stock or any securities convertible into or exercisable or exchangeable for our common stock; or

  •
  enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the common stock;

whether any transaction described above is to be settled by delivery of common stock or such other securities, in cash or otherwise. In addition, those directors and executive officers have agreed that, without the prior consent of Morgan Stanley & Co. Incorporated on behalf of the underwriters, they will not, during the period ending 90 days after the date of this prospectus supplement, make any demand for, or exercise any right with respect to, the registration of any shares of our common stock or any securities convertible into or exercisable or exchangeable for our common stock.

        The restrictions described in the preceding paragraph do not apply to:

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  the sale of shares to the underwriters pursuant to the underwriting agreement;

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  transactions by any person other than us relating to shares of our common stock or other securities acquired in open market transactions after the completion of this offering;

  •
  the grant of options or stock under our stock, incentive and other employee ownership or benefit plans as in effect at the date hereof;

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  the issuance by us of shares of our common stock upon the exercise of an option or a warrant or the conversion of a security outstanding on the date hereof; and

  •
  the issuance of common stock as contingent merger consideration for previous acquisitions.

        In order to facilitate the offering of our common stock, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the common stock. Specifically, the underwriters may sell more shares than they are obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the number of shares available for purchase by the underwriters under the over-allotment option. The underwriters can close out a covered short sale by exercising the over-allotment option or purchasing shares in the open market. In determining the source of shares to close out a covered short sale, the underwriters will consider, among other things, the open market price of shares compared to the price available under the over-allotment option. The underwriters may also sell shares in excess of the over-allotment option, creating a naked short position. The underwriters must close out any naked short positions by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of our common stock in the open market after pricing that could adversely affect investors who purchase in the offering. As an additional means of facilitating the offering, the underwriters may bid for, and purchase, shares of our common stock in the open market to stabilize the price of our common stock. The underwriting syndicate may also reclaim selling concessions allowed to an underwriter or a dealer for distributing our common stock in the offering, if the syndicate repurchases previously distributed common stock to cover syndicate short positions or to stabilize the price of our common stock. These activities may raise or maintain the market price of our common stock above independent market levels or prevent or retard a decline in the market price of our common stock. The underwriters are not required to engage in these activities and may end any of these activities at any time.

        In the ordinary course of their business, certain of the underwriters and their respective affiliates have provided, or may in the future provide, investment banking and other financial services to us or our subsidiaries, including underwriting, the provision of financial advice and the extension of credit. These underwriters and their affiliates have received, and may in the future receive, customary fees and commissions for their services. In addition, Edgar D. Jannotta, the chairman of William Blair & Company, L.L.C., is a member of our board of directors where he serves as a member of the Organization and Compensation Committee and the Investment Committee and some of the underwriters, or their affiliates, may own some of our commercial paper which may be repaid with the proceeds of the offering. Because more than 10% of the net offering proceeds may be paid to the underwriters or their affiliates, the offering will be conducted in compliance with Rule 2710(c)(8) of the Conduct Rules of the National Association of Securities Dealers, Inc.

        We and the underwriters have agreed to indemnify each other against a variety of liabilities, including liabilities under the Securities Act.

LEGAL MATTERS

        Sidley Austin Brown & Wood, Chicago, Illinois, will pass upon certain legal matters for us in connection with shares of our common stock offered by this prospectus supplement. On April 19, 2002, R. Eden Martin, a partner at Sidley Austin Brown & Wood, was elected to serve on our board of directors. Davis Polk & Wardwell, New York, New York, will pass upon certain legal matters for the underwriters.

EXPERTS

        The consolidated financial statements and the related financial statement schedules (as restated) of Aon Corporation included in Aon Corporation's Annual Report (Form 10-K/A) for the year ended December 31, 2001 have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference. Such consolidated financial statements and schedules are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

        With respect to the unaudited condensed consolidated interim financial information for the three-month periods ended March 31, 2002 and 2001, and the three- and six-month periods ended June 30, 2002 and 2001, incorporated by reference in this prospectus supplement and accompanying prospectus, Ernst & Young LLP have reported that they have applied limited procedures in accordance with professional standards for a review of such information. However, their separate reports, included in Aon Corporation's Quarterly Report on Form 10-Q/A and Form 10-Q for the quarters ended March 31, 2002 and June 30, 2002, respectively, and incorporated herein by reference, state that they did not audit and they do not express an opinion on that interim financial information. Accordingly, the degree of reliance on their reports on such information should be restricted considering the limited nature of the review procedures applied. The independent auditors are not subject to the liability provisions of Section 11 of the Securities Act for their reports on the unaudited interim financial information because those reports are not a "report" or a "part" of the registration statement prepared or certified by the auditors within the meaning of Sections 7 and 11 of the Securities Act.

WHERE YOU CAN FIND MORE INFORMATION

        We file annual, quarterly and special reports, proxy statements, and other information with the SEC. You may read and copy any document we file with the SEC at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain further information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. Our SEC filings are also available to the public over the Internet at the SEC's Web site at http://www.sec.gov. In addition, you may inspect our SEC filings at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005, the Chicago Stock Exchange, 440 South LaSalle Street, Chicago, Illinois 60605 and the London Stock Exchange, Old Broad Street, London, England EC2N 1HP. You may find additional information about Aon Corporation and its subsidiaries at our Web site at http://www.aon.com. The information on our web site is not a part of this prospectus supplement or the accompanying prospectus.

        The SEC allows us to "incorporate by reference" into this prospectus supplement and the accompanying prospectus the information we file with the SEC, which means that we can disclose important information to you by referring you to those documents. Any information referenced this way is considered to be part of the accompanying prospectus, and any information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the following documents that we have filed with the SEC and any future filings that we make with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934 until we complete our sale of the securities to the public:

  •
  Annual Report on Form 10-K for the year ended December 31, 2001, as amended by the Annual Report on Form 10-K/A filed on September 27, 2002;

  •
  Quarterly Report on Form 10-Q for the quarter ended March 31, 2002, as amended by the Quarterly Report on Form 10-Q/A filed on September 27, 2002;

  •
  Quarterly Report on Form 10-Q for the quarter ended June 30, 2002;

  •
  Current Reports on Form 8-K filed on April 5, 2002, May 30, 2002, August 8, 2002, August 14, 2002 (relating to our press release), October 4, 2002 and October 31, 2002; and

  •
  The description of our common stock contained in Item 12 of the registration statement on Form 10 filed on February 19, 1980 (when we were called Combined International Corporation), and any amendment or report which we have filed (or will file after the date of this prospectus supplement and prior to the termination of this offering) for the purpose of updating such description, including our Current Reports on Form 8-K dated April 23, 1987 and May 9, 2000.

        The accompanying prospectus is a part of a registration statement that we have filed with the SEC relating to the securities. As permitted by SEC rules, the prospectus does not contain all of the information included in the registration statement and the accompanying exhibits and schedules we file with the SEC. You may refer to the registration statement and the exhibits and schedules for more information about us and our securities. The registration statement and exhibits and schedules are also available at the SEC's Public Reference Room or through its Web site.

        You may obtain a copy of these filings, at no cost, by writing to or telephoning us at the following address:

Aon Corporation
200 East Randolph Street
Chicago, Illinois 60601
Telephone (312) 381-1000
Attention: Corporate Secretary

PROSPECTUS

Aon Corporation

Debt Securities
Preferred Stock
Common Stock
Share Purchase Contracts
Share Purchase Units

        We will describe the specific terms of these securities in one or more supplements to this prospectus. You should read this prospectus and the applicable supplements carefully before you invest.

        Our executive offices are located at 200 East Randolph Street, Chicago, Illinois 60601, and our telephone number is (312) 381-1000.

        Our common stock is listed on the New York Stock Exchange under the symbol "AOC."

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

        We may offer these securities in any of the following ways:

  •
  directly to purchasers;

  •
  through agents;

  •
  through dealers; or

  •
  through one or more underwriters or a syndicate of underwriters in an underwritten offering.

        Additional information on our plan of distribution can be found inside under "Plan of Distribution." We will describe the plan of distribution for any securities in the applicable prospectus supplements.

The date of this Prospectus is December 11, 2001.

About This Prospectus	2
Where You Can Find More Information	2
The Company	4
Use Of Proceeds	4
Ratios	4
Description of Debt Securities	5
Description of Preferred Stock and Common Stock	14
Description of the Share Purchase Contracts and the Share Purchase Units	16
Plan of Distribution	17
Validity of Securities	18
Experts	18

ABOUT THIS PROSPECTUS

        This prospectus is part of a registration statement (No. 333-74364) that we filed with the Securities and Exchange Commission utilizing a "shelf" registration process. Under this shelf process, we may offer up to $750,000,000 aggregate public offering price of the debt securities, preferred stock, common stock, share purchase contracts and share purchase units described in this prospectus in one or more offerings. In this prospectus we will refer to the debt securities, preferred stock, common stock, share purchase contracts and share purchase units collectively as the "securities." This prospectus provides you with a general description of the securities we may offer. Each time we offer securities, we will provide you with a prospectus supplement and, if applicable, a pricing supplement. The prospectus supplement and any applicable pricing supplement will describe the specific terms of the securities being offered. The prospectus supplement and any applicable pricing supplement may also add, update or change the information in this prospectus. Please carefully read this prospectus, the applicable prospectus supplement and any applicable pricing supplement, together with the information contained in the documents referred to under the heading "Where You Can Find More Information."

WHERE YOU CAN FIND MORE INFORMATION

        We file annual, quarterly and special reports, proxy statements, and other information with the SEC. You may read and copy any document we file with the SEC at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549 or at the SEC's regional offices located at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511 and 233 Broadway, New York, New York 10005. You may obtain further information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. Our SEC filings are also available to the public over the Internet at the SEC's Web site at http://www.sec.gov. In addition, you may inspect our SEC filings at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005, the Chicago Stock Exchange, 440 South LaSalle Street, Chicago, Illinois 60605 and the London Stock Exchange, Old Broad Street, London, England EC2N 1HP. You may find additional information about Aon Corporation and its subsidiaries at our Web site at http://www.aon.com. The information on our web site is not a part of this prospectus.

        The SEC allows us to "incorporate by reference" into this prospectus the information we file with the SEC, which means that we can disclose important information to you by referring you to those documents. Any information referenced this way is considered to be part of this prospectus, and any information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the following documents that we have filed with the SEC and any future filings that we make with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934 after the date of the initial registration statement and before the effectiveness of this registration statement and after the effectiveness of this registration statement until we complete our sale of the securities to the public:

  •
  Annual Report on Form 10-K for the year ended December 31, 2000;

  •
  Proxy statement for the 2001 Annual Meeting of Stockholders filed on March 5, 2001;

  •
  Quarterly Reports on Form 10-Q for the quarters ended March 31, 2001, June 30, 2001 and September 30, 2001 (as amended on November 28, 2001);

  •
  Current Reports on Form 8-K dated April 24, 2001, November 8, 2001 and December 3, 2001; and

  •
  The description of Aon Corporation's common stock contained in Item 12 of the registration statement on Form 10 filed on February 19, 1980 (when we were called Combined International Corporation), and any amendment or report which we have filed (or will file after the date of this prospectus and prior to the termination of this offering) for the purpose of updating such description, including Aon Corporation's Current Report on Form 8-K dated April 23, 1987 and Current Report on Form 8-K dated May 9, 2000.

        This prospectus is part of a registration statement we have filed with the SEC relating to the securities. As permitted by SEC rules, this prospectus does not contain all of the information included in the registration statement and the accompanying exhibits and schedules we file with the SEC. You may refer to the registration statement and the exhibits and schedules for more information about us and our securities. The registration statement and exhibits and schedules are also available at the SEC's Public Reference Room or through its Web site.

        You may obtain a copy of these filings, at no cost, by writing to or telephoning us at the following address:

Aon Corporation
200 East Randolph Street
Chicago, Illinois 60601
Telephone (312) 381-1000
Attention: Corporate Secretary

        You should rely only on the information incorporated by reference or provided in this prospectus and the applicable prospectus supplement and in any pricing supplement. We have not authorized anyone else to provide you with different information. You should not assume that the information in this prospectus, any applicable prospectus supplement or any pricing supplement is accurate as of any date other than the date on the cover of the applicable document. We are not making an offer of the securities in any state where the offer or sale is not permitted.

THE COMPANY

        Aon Corporation is a holding company that is comprised of a family of insurance brokerage, consulting and insurance underwriting subsidiaries. Through our insurance brokerage and other services and consulting operations, we offer commercial insurance brokerage, alternative risk solutions, risk management, employee benefit and human resources consulting and managing general underwriting services. In addition, our insurance underwriting businesses provide a variety of insurance products, including supplemental accident and health coverage, traditional life insurance and extended warranties. Our revenues were $7.4 billion in 2000. Based on 2000 insurance brokerage and consulting revenues, we are the second largest insurance brokerage company in the world. The mailing address of our principal executive offices is 200 East Randolph Street, Chicago, Illinois 60601, and the telephone number of our principal executive offices is (312) 381-1000.

USE OF PROCEEDS

        Unless we state otherwise in the applicable prospectus supplement, we expect to use the net proceeds from the sale of the securities for general corporate purposes, including securities repurchase programs, capital expenditures, working capital, capital contributions to our insurance subsidiaries, repayment or reduction of long-term and short-term debt and the financing of acquisitions. We may invest funds that we do not immediately require in short-term marketable securities.

RATIOS

        Our ratios of earnings to fixed charges and of earnings to combined fixed charges and preferred stock dividends for each of the periods indicated are as follows:

	Nine Months Ended September 30,		Year Ended December 31,
	2001	2000	2000	1999	1998	1997	1996
Ratio of earnings to fixed charges(1)	2.8x	6.0x	5.4x	5.1x	7.6x	5.6x	6.7x
Ratio of earnings to combined fixed charges and preferred stock dividends(2)	2.0x	4.3x	4.0x	3.5x	5.1x	3.3x	4.9x

(1)
Reflects the inclusion in income from continuing operations before provision for income taxes and minority interest of unusual charges of $53 million related to the World Trade Center tragedy and special charges of $218 million for the nine months ended September 30, 2001. Reflects the inclusion in income from continuing operations before provision for income taxes and minority interest of special charges of $82 million, $313 million, $172 million and $90 million for the years ended December 31, 2000, 1999, 1997 and 1996, respectively.
(2)
Included in total fixed charges and preferred stock dividends are $49 million for the nine months ended September 30, 2001 and 2000, $66 million for the years ended December 31, 2000, 1999 and 1998, and $64 million for the year ended December 31, 1997, of pretax distributions on the 8.205% mandatorily redeemable preferred capital securities which are classified as "minority interest" on the condensed consolidated statements on income.

        For these ratios, earnings consist of income from continuing operations before provision for income taxes and minority interests and before fixed charges. Fixed charges include interest expense and that portion of rental expense we deem to represent interest. Combined fixed charges and preferred stock dividends include preferred stock dividend requirements, interest expense and that portion of rental expense we deem to represent interest. Preferred stock dividends consist of the pre-tax earnings required to pay dividends on all preferred stock. Our earnings, fixed charges and preferred stock dividends include the earnings, fixed charges and preferred stock dividends of Aon Corporation and its subsidiaries considered as one enterprise.

DESCRIPTION OF DEBT SECURITIES

        This prospectus describes certain general terms and provisions of our debt securities. When we offer to sell a particular series of debt securities, we will describe the specific terms of the series in a supplement to this prospectus. We will also indicate in the applicable prospectus supplement the extent to which the general terms and provisions described in this prospectus apply to a particular series of debt securities.

        The debt securities we may offer pursuant to this prospectus will be unsecured obligations of Aon Corporation and will be either senior or subordinated debt. We will issue senior debt under an indenture dated as of September 15, 1992, as may be supplemented, between us and The Bank of New York, as the successor senior indenture trustee. We will issue subordinated debt under an indenture to be dated as of a date before the first issuance of subordinated debt, as may be supplemented, between us and U.S. Bank Trust National Association, as the subordinated indenture trustee. The senior debt indenture and the subordinated debt indenture are sometimes referred to in this prospectus individually as an "indenture" and collectively as the "indentures" and the senior indenture trustee and the subordinated indenture trustee are sometimes referred to in this prospectus individually as a "trustee." We have summarized selected provisions of the indentures below. This is a summary and is not complete. It does not describe certain exceptions and qualifications contained in the indentures or the debt securities. If you would like more information on the provisions of either of the indentures, you should read the more detailed provisions of the applicable indenture, both of which have been incorporated by reference as exhibits to the registration statement. In the summary, we have included parenthetical references to the section numbers of the applicable indenture so that you can easily locate those provisions.

General

        The debt securities will be unsecured obligations of Aon Corporation. The indentures do not limit the amount of debt securities that we may issue under them. The indentures provide that we may issue debt securities from time to time in one or more series. We have previously issued debt securities pursuant to the senior debt indenture.

        The debt securities issued under the senior debt indenture will be unsecured obligations and will rank equally with each other and with all of our other unsecured and unsubordinated indebtedness. The debt securities issued under the subordinated debt indenture will be subordinate and junior in right of payment, as more fully described in the subordinated debt indenture, to all of our senior indebtedness. See "—Subordination under the Subordinated Debt Indenture."

        Because we are a holding company, the holders of the debt securities may not receive assets of our subsidiaries in a liquidation or recapitalization until the claims of our subsidiaries' creditors and insurance policyholders (in the case of insurance subsidiaries) are paid, except to the extent that we may have recognized claims against such subsidiaries. In addition, certain regulatory laws limit some of our subsidiaries, including Combined Insurance Company of America, from making payments to us of dividends and on loans and other transfers of funds.

        We will include in a supplement to this prospectus and any pricing supplement the specific terms relating to the debt securities being offered. These terms will include some or all of the following:

  •
  the title of the debt securities and whether the debt securities will be senior or subordinated debt;
  •
  the total principal amount of the debt securities;
  •
  the maturity date or dates of the debt securities;
  •
  the interest rate or rates, if any (which may be fixed or variable) and, if applicable, the method used to calculate the interest rate;

  •
  the date or dates from which interest will accrue and on which interest will be payable and the dates used to determine the persons to whom interest will be paid;
  •
  the place or places where principal of, and any premium or interest on, the debt securities will be paid;
  •
  whether (and if so, when and under what terms and conditions) the debt securities may be redeemed by us at our option or at the option of the holders;
  •
  whether there will be a sinking fund;
  •
  if other than United States dollars and denominations of $1,000 or any multiple of $1,000, the currency or currencies or currency unit or currency units and denomination in which the debt securities will be issued;
  •
  if other than the principal amount, the portion of the principal amount of the debt securities that we will pay upon acceleration of the maturity date;
  •
  whether we will issue the debt securities in registered or bearer ("unregistered") form or both;
  •
  if we issue debt securities in unregistered form, any restrictions on the exchange of one form for another and to the offer, sale and delivery of such unregistered securities;
  •
  whether and under what circumstances and conditions we will pay additional amounts on the debt securities held by foreign persons in respect of any tax, assessment or governmental charge imposed on such holders with respect to the debt securities ("additional amounts");
  •
  whether we will issue the debt securities in certificated or book-entry form;
  •
  with respect to subordinated debt securities, whether they will be convertible into shares of common stock and the terms and conditions governing such conversion; and
  •
  any other terms of the series being offered, so long as they are not inconsistent with any provision of the applicable indenture. (Section 2.01)

        If we denominate the purchase price of a series of debt securities in a foreign currency or currencies or a foreign currency unit or units, or if the principal of, any premium and interest on, and any additional amounts with respect to any series of debt securities is payable in a foreign currency or currencies or a foreign currency unit or units, we will describe any special United States federal income tax considerations in the applicable prospectus supplement.

        We will pay principal and any interest, premium and additional amounts in the manner, at the places and subject to the restrictions set forth in the indentures, the debt securities and the applicable prospectus supplement. We will not impose a service charge for any transfer or exchange of debt securities, but we may require payment of a sum sufficient to cover any tax or other governmental charge that may be imposed. (Section 2.05) Unregistered debt securities and any related coupons will be transferable by delivery. (Section 2.05)

        Unless otherwise indicated in the applicable prospectus supplement, we will issue debt securities in fully registered form, without coupons, in denominations of $1,000 or multiples of $1,000. (Sections 2.01 and 2.04)

        We may offer to sell at a substantial discount below their stated principal amount, debt securities bearing no interest or interest at a rate that, at the time of issuance, is below the prevailing market rate. We will describe any special United States federal income tax considerations applicable to any of those discounted debt securities in the applicable prospectus supplement.

        We may offer to sell debt securities in which the principal or interest will be determined by reference to one or more currency exchange rates, commodity prices, equity indices or other factors. The principal amount or payment of interest applicable to such debt securities may be greater than or less than the amount of principal or interest otherwise payable, depending upon the value of the applicable currency, commodity, equity index or other factor on the date on which such principal or interest is due. We will set forth in the applicable prospectus supplement information about the methods used to determine the amount of principal or interest payable on any date, the currencies, commodities, equity indices or other factors to which the amount payable on that date is linked and certain additional tax considerations applicable to such debt securities.

        The senior debt securities will contain limits on our ability to incur certain secured indebtedness. See "—Limitation on Liens under Senior Debt Securities." The indentures do not restrict our ability to incur unsecured indebtedness or, subject to the restrictions described in "—Consolidation and Merger," to engage in reorganizations, restructurings, mergers, consolidations or similar transactions that have the effect of increasing our indebtedness. Accordingly, unless we state otherwise in the applicable supplement, the debt securities will not contain any provisions that afford holders protection against our incurring such indebtedness or engaging in certain reorganizations or transactions. As a result, we could become highly leveraged.

Limitation on Liens under Senior Debt Securities

        In the case of debt securities issued under the senior debt indenture, we have agreed, among other things, to not, directly or indirectly, create, issue, assume, incur or guarantee any indebtedness for money borrowed which is secured by a mortgage, pledge, lien, security interest or other encumbrance of any nature on any of the present or future common stock of any of our significant subsidiaries (or any company besides us having direct or indirect control of any of our significant subsidiaries). This restriction will not apply if we ensure that the debt securities (together with, if we decide, any other indebtedness for money borrowed by us then existing or thereafter created which is not subordinate to the debt securities) will be secured equally and proportionately with (or, at our option, prior to) such other secured indebtedness for as long as such indebtedness is secured. For purposes of this restriction, "significant subsidiary" means any of our subsidiaries that constitutes a "significant subsidiary" as defined in Rule 1-02(w) of Regulation S-X under the Securities Exchange Act of 1934.

Events of Default

        With respect to any series of debt securities, "event of default" means any of the following:

  •
  we fail to pay the interest or any additional amount on any debt security of that series when due and such failure continues for 30 days;
  •
  we fail to pay the principal or any premium on any debt security of that series when due;
  •
  we fail to comply with any of our other agreements contained in the applicable indenture and such failure continues for 90 days after written notice is given to us of that failure from the applicable trustee (or to us and such trustee from the holders of at least 25% in principal amount of the outstanding debt securities of that series);
  •
  certain events of bankruptcy, insolvency or reorganization relating to us; and
  •
  any other event of default provided with respect to debt securities of that series that is described in the applicable prospectus supplement accompanying this prospectus. (Section 6.01)

        If there is a continuing event of default with respect to any outstanding series of debt securities, the applicable trustee or the holders of at least 25% of the outstanding principal amount of the debt securities of that series may require us to pay immediately the principal (or, if the debt securities of that series are discount securities, that portion of the principal amount as may be specified in the terms of that series) of and accrued and unpaid interest, if any, on all debt securities of that series. However, at any time after such trustee or the holders, as the case may be, declare such acceleration with respect to debt securities of any series, but before the applicable person has obtained a judgment or decree for payment of the money, the holders of a majority in principal amount of the outstanding debt securities of that series may, under certain conditions, cancel such acceleration if we have cured all events of default (other than the non-payment of accelerated principal) with respect to debt securities of that series or all such events of default have been waived as provided in the applicable indenture.

(Section 6.01) For information as to waiver of defaults, see "—Modification and Waiver." We refer you to the prospectus supplement relating to any series of debt securities that are discount securities for the particular provisions relating to acceleration of the maturity of a portion of the principal amount of such debt securities triggered by an event of default.

        Each indenture provides that, subject to the duties of the trustee to act with the required standard of care if there is a continuing event of default, the trustee need not exercise any of its rights or powers under the indenture at the request or direction of any of the holders of debt securities, unless such holders have offered to the trustee reasonable security or indemnity. (Section 6.04) Subject to such provisions for security or indemnification of each trustee and certain other conditions, the holders of the majority in principal amount of the outstanding debt securities of any series will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the applicable trustee or exercising any trust or power such trustee holds with respect to the debt securities of that series. (Section 6.06)

        No holder of any debt security of any series will have any right to institute any proceeding with respect to either indenture or for any remedy under the applicable indenture unless:

  •
  the applicable trustee has failed to institute such proceeding for 60 days after the holder has previously given to such trustee written notice of a continuing event of default with respect to debt securities of that series;
  •
  the holders of at least 25% in principal amount of the outstanding debt securities of that series have made written request, and offered reasonable security or indemnity, to the applicable trustee to institute such proceeding as trustee; and
  •
  the applicable trustee has not received from the holders of a majority in principal amount of the outstanding debt securities of that series a direction inconsistent with such request. (Section 6.04)

However, the holder of any debt security will have an absolute and unconditional right to receive payment of the principal of, and any premium or interest on, and any additional amounts with respect to, such debt security on or after the date or dates they are to be paid as expressed in such debt security and to institute suit for the enforcement of any such payment. (Section 6.04)

        We are required to furnish to each trustee annually a statement as to the existence or absence of certain defaults under each indenture. (Section 4.06) Each indenture provides that the trustee shall provide notice to the holders of debt securities of any series within 90 days of the occurrence of any default with respect to debt securities of that series known to the trustee, except that the trustee need not provide holders of debt securities of any series notice of any default (other than the non-payment of principal or any premium, interest or additional amounts) if it considers it in the interest of the holders of debt securities of that series not to provide such notice. (Section 6.07)

Consolidation and Merger

        Each indenture provides that we may consolidate with or merge into, or transfer or lease our assets substantially as an entirety to, another person without the consent of any debt security holders if, along with certain other conditions in the indentures:

  •
  the person (if other than us) formed by such consolidation or into which we merge or which acquires or leases our assets is a corporation organized and existing under the laws of the United States, any state thereof or the District of Columbia and expressly assumes our obligations on the debt securities and under the applicable indenture; and
  •
  after giving effect to such transaction, there is no event of default, and no event which, after notice or passage of time or both, would become an event of default. (Section 11.01)

Defeasance

        Defeasance and Discharge.    Unless the debt securities of any series provide otherwise, we may be discharged from any and all obligations in respect of the debt securities of that series (except for certain obligations to register the transfer or exchange of debt securities of that series, to replace stolen, destroyed, lost or mutilated debt securities of that series, to maintain paying agencies, to compensate and indemnify the applicable trustee or to furnish such trustee (if the trustee is not the registrar) with the names and addresses of holders of debt securities of that series). This discharge, referred to as defeasance, will occur only if, among other things:

  •
  we irrevocably deposit with the applicable trustee, in trust, money and/or securities of the government which issues the currency in which the debt securities of that series are payable or securities of agencies backed by the full faith and credit of such government, which, through the payment of interest and principal in accordance with their terms, will provide enough money to pay each installment of principal of, and any premium and interest on, and any additional amounts and any mandatory sinking fund payments in respect of, the debt securities of that series on the applicable due dates for those payments in accordance with the terms of those debt securities; and
  •
  we deliver to the applicable trustee an opinion of counsel confirming that the holders of the debt securities of that series will not recognize income, gain or loss for United States federal income tax purposes as a result of such defeasance and will be subject to United States federal income tax on the same amounts and in the same manner and at the same times as would have been the case if the discharge had not occurred.

That opinion must state that we have received from, or there has been published by, the United States Internal Revenue Service a ruling or, since the date of execution of the applicable indenture, there has been a change in the applicable United States federal income tax law, in any case, in support of that opinion. (Sections 13.02 and 13.04)

        In addition, we may also obtain a discharge of either indenture with respect to all debt securities issued under such indenture by depositing with the applicable trustee, in trust, enough money to pay all amounts due on the debt securities on the date such payments are due or upon redemption of all of such debt securities, so long as such debt securities are by their terms to become due and payable within one year or are to be called for redemption within one year. (Section 12.01)

        Defeasance of Certain Covenants and Certain Events of Default.    Unless the debt securities of any series provide otherwise, upon compliance with certain conditions:

  •
  we may omit to comply with any provision of the applicable indenture (except for certain obligations to register the transfer or exchange of debt securities of that series, to replace stolen, destroyed, lost or mutilated debt securities of that series, to maintain paying agencies, to compensate and indemnify the applicable trustee or to furnish such trustee (if the trustee is not the registrar) with the names and addresses of holders of debt securities of that series), including the covenants described under "—Limitation on Liens under Senior Debt Securities" (with respect to senior debt securities) and "—Consolidation and Merger"; and
  •
  any omission to comply with those covenants will not constitute an event of default with respect to the debt securities of that series ("covenant defeasance"). (Sections 13.03 and 13.04)

The conditions include:

  •
  depositing with the applicable trustee money and/or securities of the government which issues the currency in which the debt securities of that series are payable or securities of agencies backed by the full faith and credit of such government, which, through the payment of interest and principal in accordance with their terms, will provide enough money to pay each installment of principal of, any premium and interest on, and any additional amounts and any mandatory sinking fund payments in respect of, the debt securities of that series on the due dates for those payments in accordance with the terms of those debt securities; and

  •
  delivering to the applicable trustee an opinion of counsel to the effect that the holders of the debt securities of that series will not recognize income, gain or loss for United States federal income tax purposes as a result of the deposit and related covenant defeasance and will be subject to United States federal income tax on the same amounts and in the same manner and at the same times as would have been the case if the deposit and related covenant defeasance had not occurred. (Section 13.04)

        Covenant Defeasance and Certain Other Events of Default.    If we exercise our option to effect a covenant defeasance with respect to the debt securities of any series as described above and the debt securities of that series are thereafter declared due and payable because of an event of default (other than an event of default caused by failing to comply with the covenants that are defeased), the amount of money and securities we have deposited with the applicable trustee would be sufficient to pay amounts due on the debt securities of that series on their respective due dates but may not be sufficient to pay amounts due on the debt securities of that series at the time of acceleration resulting from such event of default. However, we would remain liable for any shortfall.

Modification and Waiver

        Each indenture provides that we may enter into supplemental indentures with the trustee without the consent of the holders of debt securities to:

  •
  document the fact that a successor corporation has assumed our obligations;
  •
  add covenants or events of default for the protection of the holders of debt securities;
  •
  add or change provisions as are necessary to permit issuance of global debt securities or unregistered securities and to facilitate the exchangeability of such debt securities with registered securities and the issuance of uncertificated debt securities of any series;
  •
  cure any ambiguity or correct any inconsistency in the indenture;
  •
  document the fact that a successor trustee has been appointed; or
  •
  establish the forms and terms of debt securities of any series. (Section 10.01)

        In addition, the subordinated debt indenture provides that we may enter into a supplemental indenture with the trustee without the consent of the holders of subordinated debt securities to provide for the terms and conditions of conversion into common stock if such terms and conditions are different than those provided in the subordinated debt indenture. (Section 10.01 of the subordinated debt indenture)

        We may modify either indenture with the consent of the trustee and holders of at least a majority in principal amount of outstanding debt securities of each series affected by such modification. However, we may not modify either indenture without the consent of the holders of all then outstanding debt securities of the affected series to:

  •
  change the due date of the principal of, or any installment of principal of or interest on, or payment of additional amounts with respect to, the debt securities of that series;
  •
  reduce the principal amount of, or any premium or interest rate on, or any additional amounts with respect to, the debt securities of that series;
  •
  reduce the amount due and payable upon acceleration or make payments thereon payable in any currency other than that provided in such debt security;
  •
  impair the right to institute suit for the enforcement of any such payment on or after it is due; or

  •
  reduce the percentage in principal amount of outstanding debt securities of any series, the consent of whose holders is necessary to effect any such modification or amendment of the indenture, for waiver of compliance with certain covenants and provisions in the indenture or for waiver of certain defaults. (Section 10.02)

In the case of the subordinated debt indenture, no modification may adversely affect the rights of any holder of senior indebtedness under the subordination provisions of the subordinated debt indenture without the consent of such holder. (Section 10.02 of the subordinated debt indenture)

        The holders of a majority in aggregate principal amount of the outstanding debt securities of any series issued under the senior debt indenture may on behalf of the holders of all debt securities of that series waive, insofar as that series is concerned, compliance by us with the restrictive covenant of the senior debt securities described above under "—Limitation on Liens under Senior Debt Securities." The holders of at least a majority in principal amount of the outstanding debt securities of any series may on behalf of the holders of all debt securities of that series waive any past default under either indenture with respect to that series, except a default in the payment of the principal of or any premium or any interest on, any debt security of that series or in respect of a provision which under the indenture cannot be modified or amended without the consent of the holder of each outstanding debt security of that affected series. (Section 6.09)

Global Securities

        The registered debt securities of a series may be issued in the form of one or more fully registered global securities that will be deposited with The Depository Trust Company, New York, New York ("DTC") or its nominee. This means that we will not issue certificates to each holder. Each global security will be issued to DTC, which will keep a computerized record of its participants (for example, your broker) whose clients have purchased debt securities. The participant will then keep a record of its clients who purchased the debt securities. Unless it is exchanged in whole or in part for a certificate, a global security may not be transferred, except that DTC, its nominees, and their successors may transfer a global security as a whole to one another.

        Beneficial interests in global securities will be shown on, and transfers of global securities will be made only through, records maintained by DTC and its participants. If you are not a participant in DTC, you may beneficially own debt securities held by DTC only through a participant.

        The laws of some states require that certain purchasers of securities take physical delivery of such securities in definitive form. Such limits and laws may impair the ability to transfer beneficial interests in a global security.

        DTC has provided us the following information: DTC will act as securities depository for the debt securities represented by one or more global securities. The debt securities will be issued as fully-registered debt securities registered in the name of Cede & Co. (DTC's partnership nominee) or such other name as may be requested by an authorized representative of DTC. One fully-registered global security certificate will be issued for each issue of the debt securities, in the aggregate principal amount of the issue, and will be deposited with DTC. If, however, the aggregate principal amount of any issue exceeds the maximum principal amount permitted by DTC, one global certificate will be issued with respect to the maximum principal amount and additional global certificates will be issued with respect to any remaining principal amount of that issue.

        DTC is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code, and a "clearing agency" registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934.

        DTC holds securities that its direct participants deposit with DTC. DTC also facilitates the settlement among direct participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in direct participants' accounts, thereby eliminating the need for physical movement of securities certificates. Direct participants include securities brokers and dealers, banks, trust companies, clearing corporations, and certain other organizations.

        DTC is owned by a number of its direct participants and by the New York Stock Exchange, Inc., the American Stock Exchange LLC, and the National Association of Securities Dealers, Inc. Access to the DTC system is also available to others such as securities brokers and dealers, banks, and trust companies that clear through or maintain a custodial relationship with a direct participant, either directly or indirectly. The rules applicable to DTC and its participants are on file with the SEC.

        Purchases of debt securities represented by one or more global securities under the DTC system must be made by or through direct participants, which will receive a credit for the debt securities on DTC's records. The ownership interest of each beneficial owner of each debt security is in turn to be recorded on the direct and indirect participants' records. Beneficial owners will not receive written confirmation from DTC of their purchase, but beneficial owners are expected to receive written confirmations providing details of the transaction, as well as periodic statements of their holdings, from the direct or indirect participant through which the beneficial owner entered into the transaction. Transfers of ownership interests in the debt securities are to be accomplished by entries made on the books of participants acting on behalf of beneficial owners. Beneficial owners will not receive certificates representing their ownership interests in debt securities, except in the event that use of the book-entry system for the debt securities is discontinued.

        To facilitate subsequent transfers, all debt securities deposited by direct participants with DTC are registered in the name of DTC's partnership nominee, Cede & Co., or such other name as may be requested by an authorized representative of DTC. The deposit of debt securities with DTC and their registration in the name of Cede & Co. or such other nominee do not effect any change in beneficial ownership. DTC has no knowledge of the actual beneficial owners of the debt securities; DTC's records reflect only the identity of the direct participants to whose accounts such debt securities are credited, which may or may not be the beneficial owners. The participants will remain responsible for keeping account of their holdings on behalf of their customers.

        Delivery of notices and other communications by DTC to direct participants, by direct participants to indirect participants, and by direct participants and indirect participants to beneficial owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time. Redemption notices, if any, will be sent to DTC. If less than all of the debt securities within an issue are being redeemed, DTC's practice is to determine by lot the amount of the interest of each direct participant in such issue to be redeemed.

        Neither DTC nor Cede & Co. (nor such other DTC nominee) will consent or vote with respect to the debt securities. Under its usual procedures, DTC mails an omnibus proxy to us as soon as possible after the record date. The omnibus proxy assigns Cede & Co.'s consenting or voting rights to those direct participants to whose accounts the debt securities are credited on the record date (identified in a listing attached to the omnibus proxy).

        Redemption proceeds, distributions, and dividend payments on the debt securities will be made to Cede & Co., or such other nominee as may be requested by an authorized representative of DTC. DTC's practice is to credit direct participants' accounts, upon DTC's receipt of funds and corresponding detail information from us or the paying agent on payable date in accordance with their respective holdings shown on DTC's records. Payments by participants to beneficial owners will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in "street name," and will be the responsibility of each participant and not of DTC, the paying agent, or us, subject to any statutory or regulatory requirements as may be in effect from time to time. Payment of redemption proceeds, distributions, and dividends to Cede & Co. (or such other nominee as may be requested by an authorized representative of DTC) is the responsibility of us or the paying agent, disbursement of such payments to direct participants will be the responsibility of DTC, and disbursement of such payments to the beneficial owners will be the responsibility of direct and indirect participants.

        A beneficial owner must give notice to elect to have its debt securities purchased or tendered, through its participant, to the paying agent, and will effect delivery of the debt securities by causing the direct participant to transfer the participant's interest in the debt securities, on DTC's records, to the paying agent. The requirement for physical delivery of the debt securities in connection with an optional tender or a mandatory purchase will be deemed satisfied when the ownership rights in the debt securities are transferred by direct participants on DTC's records and followed by a book-entry credit of tendered securities to the paying agent's DTC account.

        DTC may discontinue providing its services as securities depository with respect to the debt securities at any time by giving reasonable notice to us or the paying agent. Under such circumstances, in the event that a successor securities depository is not obtained, debt security certificates are required to be printed and delivered. We may decide to discontinue use of the system of book-entry transfers through DTC (or a successor securities depository). In that event, debt security certificates will be printed and delivered.

        The information in this section concerning DTC and DTC's book-entry system has been obtained from sources that we believe to be reliable, but we takes no responsibility for its accuracy.

        The debt securities of a series may also be issued in the form of one or more bearer global securities that will be deposited with a common depositary for Euroclear Bank S.A. / N.V., as operator of the Euroclear System and Clearstream Banking, société anonyme, or with a nominee for such depositary identified in the applicable prospectus supplement relating to such series. The applicable prospectus supplement will describe the specific terms and procedures, including the specific terms of the depositary arrangement, with respect to any portion of a series of debt securities to be represented by a bearer global security.

        Neither we nor any underwriter or agent, applicable trustee, paying agent or registrar of any debt securities will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in a global security, or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

Subordination under the Subordinated Debt Indenture

        The subordinated debt securities issued under the subordinated debt indenture will be subordinate and junior in right of payment to all senior indebtedness to the extent provided in the subordinated debt indenture. (Section 14.03 of the subordinated debt indenture) We may not make any payments on account of principal or any premium, redemption, interest or other amount on the subordinated debt securities at any time when we have defaulted with respect to payment of principal or any premium, interest, sinking fund or other payment due on the senior indebtedness. (Section 14.02 of the subordinated debt indenture) If we make any payment described in the foregoing sentence under the subordinated debt indenture before all senior indebtedness is paid in full, such payment or distribution will be applied to pay off the senior indebtedness which remains unpaid. Subject to the condition that the senior indebtedness is paid in full, if any such payments are made on the senior indebtedness as described above, the subordinated debt security holders will be subrogated to the rights of the senior debt security holders. (Section 14.03 of the subordinated debt indenture)

        The subordinated debt indenture defines the term "senior indebtedness" to mean:

  •
  all indebtedness of Aon Corporation, whether outstanding on the date of the subordinated debt indenture or created later, for money borrowed or otherwise evidenced by a note or similar instrument given in connection with the acquisition of any business, property or assets (other than inventory or other similar property acquired in the ordinary course of business), including securities or for the payment of money relating to a capitalized lease obligation (as defined in the subordinated debt indenture);

  •
  any indebtedness of others described in the preceding bullet point which we have guaranteed or which is otherwise our legal obligation;
  •
  any of our indebtedness under interest rate swaps, caps or similar hedging agreements and foreign exchange contracts, currency swaps or similar agreements; and
  •
  renewals, extensions, refundings, restructurings, amendments and modifications of any indebtedness or guarantee described above. (Section 1.01 of the subordinated debt indenture)

        "Senior indebtedness" does not include:

  •
  any of our indebtedness to any of our subsidiaries; or
  •
  any of our indebtedness which by its terms is equal or subordinated to the subordinated debt securities in rights of payment or upon liquidation. (Section 1.01 of the subordinated debt indenture)

        Because of the subordination provisions described above, some of our general creditors may recover proportionately more than holders of the subordinated debt securities if our assets are distributed as a result of insolvency or bankruptcy. The subordinated debt indenture provides that the subordination provisions will not apply to money and securities held in trust pursuant to the satisfaction and discharge and the legal defeasance provisions of the subordinated debt indenture. (Section 14.03 of the subordinated debt indenture) See "—Defeasance" for additional information regarding the legal defeasance provisions affecting the subordinated debt.

        We will set forth (or incorporate by reference) the approximate amount of senior indebtedness outstanding as of a recent date in any prospectus supplement under which we offer to sell subordinated debt securities.

Conversion Rights

        We will include in a supplement to this prospectus the terms and conditions, if any, on which debt securities being offered are convertible into common stock. Such terms will include the conversion price, the conversion period, provisions as to whether conversion will be at our option or the option of the holder, the events requiring an adjustment of the conversion price and provisions affecting conversion in the event of the redemption of such debt securities.

Regarding the Trustees

        We have commercial deposits and custodial arrangements with the senior indenture trustee and have borrowed money from such trustee in the normal course of business. We also have commercial deposits with the subordinated indenture trustee. We may enter into similar or other banking relationships with either of the trustees in the future in the normal course of business. In addition, we have provided brokerage and other insurance services in the ordinary course of their respective businesses for each trustee. The senior indenture trustee is also trustee with respect to other debt securities we have issued.

DESCRIPTION OF PREFERRED STOCK AND COMMON STOCK

        Our second restated certificate of incorporation, as amended, authorizes us to issue 750,000,000 shares of common stock, par value $1.00 per share, and 25,000,000 shares of serial preferred stock, par value $1.00 per share. In general, any series of preferred stock is afforded preferences regarding dividends and liquidation rights over the common stock. The second restated certificate of incorporation, as amended, empowers the board of directors of Aon Corporation, without approval of the stockholders, to cause preferred stock to be issued in one or more series, with the numbers of shares of each series and the rights, preferences and limitations of each series to be determined by it.

The description set forth below is only a summary and is not complete. For more information regarding the preferred stock and common stock which may be offered by this prospectus, please refer to the applicable prospectus supplement and our second restated certificate of incorporation, as amended, which is incorporated by reference as an exhibit to the registration statement. In addition, a more detailed description of the common stock may be found in the documents referred to in the fourth bullet point in the second paragraph of "Where You Find More Information."

        Because we are a holding company, the holders of the preferred and common stock may not receive assets of our subsidiaries in a liquidation or recapitalization of Aon Corporation and its subsidiaries until the claims of the subsidiaries' creditors and insurance policyholders (in the case of insurance subsidiaries) are paid, except to the extent that we may have recognized claims against such subsidiaries. In addition, certain regulatory laws limit some of our subsidiaries from making payments to us of dividends and on loans and other transfers of funds.

Preferred Stock

        We will include in a supplement to this prospectus the terms relating to any preferred stock being offered. These terms will include some or all of the following:

  •
  the number of shares;
  •
  the designation of the series;
  •
  the initial offering price;
  •
  any liquidation preference per share;
  •
  any dividend rights and the specific terms relating thereto;
  •
  whether and upon what terms the shares will be redeemable;
  •
  whether and upon what terms the shares will have a sinking fund to be used to purchase or redeem the shares of any series;
  •
  whether and upon what terms the shares will be convertible or exchangeable into another security;
  •
  the relative priority of such shares to other classes or series of preferred stock with respect to rights and preferences;
  •
  any provisions for the auction or remarketing of the preferred stock;
  •
  the restrictions, if any, on the issue or reissue of any additional preferred stock, including increases or decreases in the number of shares of any series subsequent to the issue of shares of that series;
  •
  any voting rights;
  •
  whether or not the shares are or will be listed on any securities exchange;
  •
  any additional terms, preferences, rights, limitations or restrictions applicable to the shares; and
  •
  a discussion of Federal income tax considerations applicable to the shares.

Common Stock

        We will include in a supplement to this prospectus the terms of any offering of our common stock, including the number of shares offered, the initial offering price, market price and dividend information.

        Common stockholders will receive dividends as may be declared at various times by the board of directors out of funds legally available for that purpose. Common stockholders are entitled to one vote per share on all matters submitted to a vote of stockholders and do not have cumulative voting rights. Common stockholders will receive, upon any liquidation of Aon Corporation, all remaining assets available for distribution to stockholders after we satisfy our liabilities relating to, and make payments in respect of preferential obligations of, any preferred stock that may then be issued and outstanding. Common stockholders have no preemptive rights. The common stock is listed on the New York, Chicago, London and Frankfurt Stock Exchanges. Equiserve Trust Company, N. A. is the registrar and transfer agent for the common stock.

Certain Anti-Takeover Provisions

        Our second restated certificate of incorporation, as amended, contains provisions, summarized below, that could have the effect of delaying, deferring or preventing a change of control of Aon Corporation. Because this is a summary, it does not contain all of the information that may be important to you. You should read carefully the provisions of our second restated certificate of incorporation, as amended, as well as the provisions of any applicable laws.

        Our second restated certificate of incorporation, as amended, provides that the approval of a voluntary liquidation or dissolution of Aon Corporation and certain business combinations (including mergers, consolidations, sales, leases and exchanges), requires the affirmative vote of at least two-thirds of all of the securities of Aon Corporation then entitled to vote at a meeting of stockholders, considered as one class. Our second restated certificate of incorporation, as amended, also permits our board of directors, in response to certain acquisition proposals (including tender or exchange offers, mergers, consolidations and sales), to consider not only the best interests of the stockholders, but also such other factors as the board of directors deems relevant, including social, legal and economic effects upon employees, field sales agents, suppliers, customers, policyholders and business. In addition, unless the board of directors decides otherwise with respect to any series of preferred stock, stockholders may not take any action by written consent if such action is the type that must or may be taken at any annual or special meeting of stockholders.

        Under Section 203 of the Delaware General Corporation Law, we may not engage in certain business combinations (as defined in such section) with any interested stockholders (as defined in such section) for a period of three years following the date that such stockholder became an interested stockholder, unless:

  •
  prior to such date our board of directors approved the business combination with the interested stockholder;
  •
  the interested stockholder owned at least 85% of our voting stock upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder; or
  •
  the business combination is approved by the affirmative vote of at least two-thirds of the outstanding voting stock.

        Our board of directors has adopted a resolution making the provisions of Section 203 inapplicable to transactions involving Mr. Patrick G. Ryan, our Chairman and Chief Executive Officer. In addition, the insurance laws and regulations of the jurisdictions in which our subsidiaries do business may impede or delay a business combination involving Aon Corporation.

DESCRIPTION OF THE SHARE PURCHASE CONTRACTS
AND THE SHARE PURCHASE UNITS

        We may issue share purchase contracts, representing contracts obligating holders to purchase from us, and obligating us to sell to the holders, a specified number of shares of our common stock at a future date or dates. The price per share and the number of shares of our common stock may be fixed at the time the share purchase contracts are issued or may be determined by reference to a specific formula set forth in the share purchase contracts. The share purchase contracts may be issued separately or as a part of share purchase units consisting of a share purchase contract and, as security for the holder's obligations to purchase the shares under the share purchase contracts, either:

  •
  senior debt securities or subordinated debt securities;

  •
  shares of preferred stock; or
  •
  debt obligations of third parties, including U.S. Treasury securities.

        The share purchase contracts may require us to make periodic payments to the holders of the share purchase units or vice versa, and such payments may be unsecured or prefunded on some basis. The share purchase contracts may require holders to secure their obligations in a specified manner and, in certain circumstances, we may deliver newly issued prepaid share purchase contracts upon release to a holder of any collateral securing such holder's obligations under the original share purchase contract.

        The applicable prospectus supplement will describe the terms of any share purchase contracts or share purchase units and, if applicable, prepaid share purchase contracts. The description in the prospectus supplement will not purport to be complete and will be qualified in its entirety by reference to:

  •
  the share purchase contracts;
  •
  the collateral arrangements and depositary arrangements, if applicable, relating to such share purchase contracts or share purchase units; and
  •
  if applicable, the prepaid share purchase contracts and the document pursuant to which such prepaid share purchase contracts will be issued.

PLAN OF DISTRIBUTION

        We may sell the securities in any of the following ways:

  •
  directly to purchasers;
  •
  through agents;
  •
  through dealers; or
  •
  through one or more underwriters or a syndicate of underwriters in an underwritten offering.

        The applicable prospectus supplement will set forth the names of any underwriters or agents involved in the sale of the securities being offered and any applicable commissions or discounts.

        Underwriters, dealers or agents may offer and sell the securities at a fixed price or prices, which may be changed, or from time to time at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. In connection with the sale of the securities, underwriters or agents may be deemed to have received compensation from us in the form of underwriting discounts or commissions and may also receive commissions from purchasers of the securities for whom they may act as agent. Underwriters or agents may sell the securities to or through dealers, and such dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters or commissions from the purchasers for whom they may act as agent.

        If we do not list the securities being offered on a national securities exchange, any underwriters or agents to or through whom such securities are sold by us for public offering and sale may make a market in such securities, but such underwriters or agents will not be obligated to do so and may discontinue any market making at any time without notice. We give no assurances as to the liquidity of the trading market for any of the securities being offered.

        Any underwriters, dealers or agents participating in the distribution of the securities may be deemed to be underwriters and any discounts and commissions received by them and any profit realized by them on resale of the securities may be deemed to be underwriting discounts and commissions under the Securities Act of 1933. We may enter into agreements with underwriters, dealers or agents under which we agree to indemnify against, or contribute payments made in respect of, certain civil liabilities incurred by such persons, including liabilities under the Securities Act of 1933.

        If so indicated in the applicable prospectus supplement, we will authorize underwriters or agents to solicit offers by certain institutions to purchase securities from us pursuant to contracts providing for payment and delivery on a future date. These contracts may be made with commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions and others, but in all cases such institutions must be approved by us. The obligations of any purchaser under any such contract will be subject to the condition that the purchase of the securities is at the time of delivery not prohibited under the laws of the jurisdiction to which such purchaser is subject. The underwriters and such other persons will not have any responsibility in respect of the validity or performance of such contracts.

VALIDITY OF SECURITIES

        The validity of the securities will be passed upon for us by Richard E. Barry, our Senior Counsel and Assistant Secretary. As of November 30, 2001, Mr. Barry owned 4,059 shares of Aon Corporation common stock, held restricted stock awards of 37,345 shares and 16,000 unvested stock options. In addition, 3,870 shares of Aon Corporation common stock held by its employee stock ownership plan and savings plan were attributable to Mr. Barry.

EXPERTS

        The consolidated financial statements of Aon Corporation incorporated by reference in Aon Corporation's Annual Report (Form 10-K) for the year ended December 31, 2000, and the related financial statement schedules included therein, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report on the consolidated financial statements incorporated by reference therein and their report on the related financial statement schedules included therein, both incorporated herein by reference. Such consolidated financial statements and schedules are incorporated herein by reference in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

        With respect to the unaudited condensed consolidated interim financial information for the three-month periods ended March 31, 2001 and March 31, 2000, the three and six-month periods ended June 30, 2001 and June 30, 2000, and the three and nine-month periods ended September 30, 2001 and September 30, 2000, incorporated by reference in this prospectus, Ernst & Young LLP have reported that they have applied limited procedures in accordance with professional standards for a review of such information. However, their separate reports, included in Aon Corporation's Quarterly Reports on Form 10-Q for the quarters ended March 31, 2001, June 30, 2001, and September 30, 2001, and incorporated herein by reference, state they did not audit and they do not express an opinion on that interim financial information. Accordingly, the degree of reliance on their reports on such information should be restricted considering the limited nature of the review procedures applied. The independent auditors are not subject to the liability provisions of Section 11 of the Securities Act of 1933 (the "Act") for their report on the unaudited interim financial information because that report is not a "report" or a "part" of the registration statement prepared or certified by the auditors within the meaning of Sections 7 and 11 of the Act.

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PROSPECTUS SUPPLEMENT SUMMARY
THE OFFERING
SUMMARY FINANCIAL DATA
RISK FACTORS
SPECIAL NOTE ON FORWARD-LOOKING STATEMENTS
USE OF PROCEEDS
PRICE RANGE OF OUR COMMON STOCK AND DIVIDEND POLICY
CAPITALIZATION
SELECTED FINANCIAL DATA
BUSINESS
MATERIAL UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS FOR NON-UNITED STATES HOLDERS
UNDERWRITERS
LEGAL MATTERS
EXPERTS
WHERE YOU CAN FIND MORE INFORMATION
Aon Corporation
ABOUT THIS PROSPECTUS
WHERE YOU CAN FIND MORE INFORMATION
THE COMPANY
USE OF PROCEEDS
RATIOS
DESCRIPTION OF DEBT SECURITIES
DESCRIPTION OF PREFERRED STOCK AND COMMON STOCK
DESCRIPTION OF THE SHARE PURCHASE CONTRACTS AND THE SHARE PURCHASE UNITS
PLAN OF DISTRIBUTION
VALIDITY OF SECURITIES
EXPERTS